Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2014

Dated April 14, 2015

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING MINERAL REPORTING STANDARDS	2
REPORTING CURRENCY	2
REPORTING CURRENCY	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Overview of Business	3
Recent History	4
DESCRIPTION OF THE BUSINESS	18
General	18
Gold Production and Sales	18
Competitive Conditions	18
Employees	18
Foreign Operations	18
Health, Safety and Environmental	19
Technical Information	19
Mineral Properties	21
RISK FACTORS	58
I. Risks Related to the CCAA Proceedings	58
II. Risks Relating to the Gold Industry	58
III. Risks Relating to Jaguar’s Business	59
DIVIDENDS	66
DESCRIPTION OF CAPITAL STRUCTURE	66
MARKET FOR SECURITIES	66
PRIOR SALES	67
DIRECTORS AND EXECUTIVE OFFICERS	67
Directors and Executive Officers	67
Corporate Cease Trade Orders or Bankruptcies	68
Audit Committee and Audit Fees	69
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	70
TRANSFER AGENT AND REGISTRAR	70
MATERIAL CONTRACTS	71
INTERESTS OF EXPERTS	71
ADDITIONAL INFORMATION	72

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Exchange Act of 1934, as amended and forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook of Jaguar Mining Inc. (“Jaguar” or the “Company”).

Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “goal”, “will”, “may”, “target”, “potential” and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Jaguar in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors Jaguar believes are appropriate in the circumstances.  These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change.  Although Jaguar believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on such statements.

In making the forward-looking statements in this Annual Information Form, Jaguar has made several assumptions, including, but not limited to assumptions concerning: production costs; the geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis that are involved in the calculation of Mineral Reserves and Mineral Resources; that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of gold as well as oil and petroleum products develop as expected; that Jaguar receives regulatory and governmental approvals for its development projects and other operations on a timely basis; that Jaguar is able to obtain financing for its development projects on reasonable terms; that there is no unforeseen deterioration in Jaguar’s costs of production or Jaguar’s production and productivity levels; that Jaguar is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for Jaguar’s development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that unforeseen changes to the political stability or government regulation in the country in which Jaguar operates do not occur; that there are no unanticipated changes to market competition, that Jaguar’s mineral reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that Jaguar realizes expected premiums over London Metal Exchange cash and other benchmark prices; and that Jaguar maintains its ongoing relations with its employees, affected communities, business partners and joint venturers.

Actual results may differ materially from those expressed or implied in the forward-looking statements contained in this Annual Information Form. The Company anticipates that subsequent events and developments may cause the Company’s views to change. Factors which could cause results or events to differ from current expectations include, among other things: Jaguar’s ability to maintain a listing of its common shares on a stock exchange; actions taken by the Company's noteholders, lenders, creditors, shareholders, and other stakeholders to enforce their rights; actions taken against the Company by governmental agencies and securities and other regulators; and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. Important factors that could cause actual results to differ materially from these expectations are discussed in greater detail under the heading “Risk Factors” in this Annual Information Form.  When relying on forward-looking statements to make decisions with respect to Jaguar, carefully consider these risk factors and other uncertainties and potential events.  Jaguar undertakes no obligation to update or revise any forward-looking statement, except as required by law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING MINERAL REPORTING STANDARDS

The disclosure in this Annual Information Form and documents incorporated by reference has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in this Annual Information Form have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM classification system.  NI 43-101 is a rule developed by the Canadian Securities Administrators (“CSA”) that establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and mineral resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Information Form uses the terms “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under U.S. standards, mineralization may not be classified as a “Mineral Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. U.S. investors are cautioned not to assume that any part of the “Measured Mineral Resource” or “Indicated Mineral Resource” will ever be converted into a “Mineral Reserve.”  U.S. investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of “Inferred Mineral Resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Disclosure of “contained ounces” in a Mineral Resource is also permitted disclosure under Canadian securities laws.  However, the SEC normally only permits issuers to report mineralization that does not constitute “Mineral Reserves” by SEC standards as in-place tonnage and grade, without reference to unit measures.  The requirements of NI 43-101 for identification of “Mineral Reserves” are also not the same as those of the SEC, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “Mineral Reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth may not be comparable with information made public by companies that report in accordance with U.S. standards.

REPORTING CURRENCY

In this Annual Information Form, unless otherwise stated, dollar amounts are reported in US dollars.

CORPORATE STRUCTURE

Jaguar Mining Inc. (“Jaguar” or the “Company”) was incorporated on March 1, 2002 pursuant to the Business Corporations Act (New Brunswick).  On March 30, 2002, Jaguar issued initial common shares to Brazilian Resources, Inc. (“Brazilian”) and IMS Empreendimentos Ltda. (“IMS”) in exchange for property.  In that transaction, Brazilian contributed to Jaguar all of the issued and outstanding shares in Mineração Serras do Oeste Ltda. (“MSOL”), a Brazilian mining company that controlled the mineral rights, concessions and licenses to certain property located near the community of Sabará, east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Sabará Property”), and IMS contributed to Jaguar a 1,000-tonne per day production facility also located east of Belo Horizonte near the community of Caeté and the mineral rights to a nearby property related to National Department of Mineral Production (“DNPM”) Mineral Exploration Request no. 831.264/87 and DNPM Mineral Exploration Request nos. 830.590/83 and 830.592/83 (the “Rio de Peixe Property”).  Jaguar was continued into Ontario in October 2003 pursuant to the Business Corporations Act (Ontario) and is a corporation existing under the laws of Ontario.

On October 9, 2003, pursuant to an amalgamation agreement dated July 16, 2003, Jaguar amalgamated with Rainbow Gold Ltd. (“Rainbow”), a New Brunswick corporation and a then inactive reporting issuer listed on the Toronto Stock Venture Exchange (the “TSX-V”), through a reverse take-over.  The amalgamated entity adopted the name “Jaguar Mining Inc.”  Jaguar was approved for listing on the TSX-V on October 14, 2003 and began trading on October 16, 2003.  Jaguar subsequently graduated from the TSX-V to the Toronto Stock Exchange (the “TSX”) and began trading on the TSX on February 17, 2004 under the symbol “JAG”.  On July 23, 2007, trading of Jaguar’s common shares commenced on the NYSE Arca Exchange (“NYSE Arca”) under the symbol “JAG”.  In July 2009, Jaguar received approval from the New York Stock Exchange (“NYSE”) to transfer the trading of its common shares from the NYSE Arca to the NYSE.  Trading on the NYSE began on July 6, 2009, also under the symbol “JAG”. The common shares of the Company were delisted from the NYSE on June 7, 2013 and from the TSX on April 30, 2014, when the Company announced that TSX-V has accepted its listing application. Trading in the common shares of Jaguar at the TSX-V began on May 1, 2014. See “General Development of the Business – Recent History – New York Stock Exchange and Toronto Stock Exchange Delisting”.

Jaguar’s registered office is located at 67 Yonge Street, Suite 1203, Toronto, Ontario M5E 1J8, Canada.  Jaguar has three wholly-owned direct subsidiaries, MSOL, Mineração Turmalina Ltda. (“MTL”) and MCT Mineração Ltda. (“MCT”), each incorporated under the laws of the Republic of Brazil.  The registered and head office of each of MSOL, MTL and MCT is located at Rua Levindo Lopes 323, Funcionários, Belo Horizonte, Minas Gerais, CEP 30140-170, Brazil.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview of Business

Jaguar Mining Inc. is engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil.  The Company holds mineral concessions comprising 23,777 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the State of Minas Gerais, where the Company’s current operating mines are located. In addition, Jaguar holds mineral concessions totaling 137,419 hectares in the State of Maranhão, where the Company’s Gurupi Project is located and 34,251 hectares in the State of Ceará, where the Company’s Pedra Branca Project is located. The Company may consider the acquisition, exploration, development and operation of other gold properties.

The Company currently produces gold at its Turmalina and Caeté operations, while the Company’s Paciência operation has been on care and maintenance since 2012. Turmalina, Caeté and Gurupi are material properties of Jaguar.

Potential for a significant increase in gold production exists through further exploration and development of the Company’s existing brownfield land package around its existing mines and through the development of the Company’s Gurupi Project, with potential for an open-pit gold mining operation.

The Company is led by a proven executive management team with extensive gold operations and development experience in South America.

On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes” – see Note 9) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by the Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders.  Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013, holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto.

On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”).  The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”). The Court granted an Initial Order, Claims Procedure Order and Meeting Order, each dated December 23, 2013.

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company. Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court on February 6, 2014 sanctioning the CCAA Plan.

Thereafter, on April 22, 2014, the Company successfully implemented the CCAA Plan.  Based on the CCAA Plan a series of steps leading to an overall capital reorganization of Jaguar were implemented. These steps included:

•
The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”);

•
The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims received their pro-rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013, received their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes.  Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) have been irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company are fully and finally released;

•
Noteholders who participated in the Share Offering purchased up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders received their pro-rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) in exchange for their Notes;

•
Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement purchased their pro-rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and received their pro rata share of an additional 11,111,111 common shares of the Company (the “Backstopped Commitment Shares”) in exchange for their Notes.

In connection with the CCAA Plan, the Company negotiated amendments to certain terms of the Renvest Credit Facility.

For a full description of the CCAA Proceedings and amendments to the Renvest Credit Facility, please see General Development of the Business – Recent History – CCAA Proceeding and Renvest Credit Facility.

Recent History

The following is a description of Jaguar’s most significant events over the past three completed financial years.

Turmalina Mining Complex – Geo-Mechanical Issues, Change in Mining Methods, Operational Review and Added Mineral Resources

The Turmalina mining complex consists of an underground mine and a carbon-in-pulp (“CIP”) processing plant (the “Turmalina Plant”).  The Turmalina Plant was commissioned in November 2006 and commercial production was declared in August 2007. Turmalina has a 3,000 tonnes per day (“tpd”) CIP process facility with three lines of grinding mills, only one of which is operated to cater to current production volumes of 1200 tpd. Studies are underway to both optimize the operation of the mill with the objective of enhancing gold recovery, which currently averages approximately 89%. Other studies seek to find opportunities to fill the unused capacity via brownfield exploration and remnant mining.

Gold production at Turmalina was 47,996 ounces in 2014, 43,425 ounces in 2013 and 37,840 ounces in 2012.

Underground development at the Turmalina mine totaled 5.1 kilometres in 2014, 6.4 kilometers in 2013 and 8.7 kilometers in 2012. During 2014, a total 15.3 kilometers of underground delineation drilling was conducted at the mine.

During 2012, an operational review of the Turmalina operation determined that operational overhead could be reduced and productivity improved without impacting long-term production capability.  It was also determined to transition the operation to smaller ore and waste development headings, reduced stope dimensions and new ground control methodologies in order to improve head grade over historical results through reduced dilution.

Historically, access to the Company’s ore bodies has been through 5 meter by 5 meter decline ramps, haulages, crosscuts and stope development headings to accommodate 30 tonne capacity articulated and 20 tonne capacity conventional dump trucks and matching surface loading equipment in the stoping horizon using a modified bench cut and fill mining technique.  In some places, these excavations have been prone to ground control issues, which tend to compromise excavation integrity and lead to increased safety risks and the production of excessive quantities of development waste.

As a result of the evaluation of ground stability and control by external consultants, a comprehensive plan has been put to work based on determination of operational adjustments required to optimize excavation stability and support.  Detailed analyses of root causes of ground control issues were undertaken.

Factors that determine excavation stability were identified in extensive discussions with mine and technical services staff, including the sensitivity of potentially weak planes to bending deflection, failure mechanisms in drifts and stopes, integration of rock reinforcement and surface support in drifts and stopes, effective installation of support, excavation size, shape and orientation, drilling accuracy and blasting control.  Practical ground stability and control objectives were defined which included stopping undue ground displacement in good time, accurately delineating objective ore zones, using properly scaled equipment, drilling accurately and controlling blasting to avoid over-break and breaching of walls, identifying and deploying the appropriate equipment to ensure effective installation of support and installing all elements of support in a timely and efficient manner.

During 2014, it was determined that the 2012 plan did not adequately improve operational performance. The following initiatives have been implemented or are planned to be implemented since the appointment of the new management team in April, 2014:

-	Ore extraction from high grade rib pillars left from historic mining;
-	Replacement of pillars by cemented back-fill to increase ore body extraction;
-	Reduction of cross-cut lengths aiming at reducing development costs;
-	Footwall developments to increase working faces aiming at increasing production;
-	Focused development and mining of the high-grade Ore Body A;
-	Eliminated development of low grade resources;
-	Continued mining in developed areas of Ore Body C; and
-	Down-dip delineation drilling of Orebody A to increase reserves and resources;

In a news release dated October 9, 2014, the Company disclosed exploration results, which were focused on the continuity of the Turmalina Ore Body A beyond current mine workings. The drill results show strong mineralization stretching some 100-meters down dip beyond the last development level, above which stopes are being prepared for mining in 2015. The intercepts reported, including 19 meters of 15.32 grams per tonne, indicate higher grade mineralization ahead of current production and compares favourably to the current mill head grades of approximately 3.68 grams per tonne. True widths have not yet been determined.

In March 2015, the Company announced the results of an independent reserve and resource estimate for its wholly owned Turmalina Mine Complex, supported by a technical report compliant with NI 43-101 (the “Turmalina Technical Report”). The Turmalina Technical Report was prepared by Jason Cox, P. Eng. and Reno Pressacco, P. Geo, both from Roscoe Postle Associates Inc., as defined below.   The Turmalina Technical Report includes updated resource and reserve estimates.

The reserve includes a 51% increase in total reserves to 217,000 ounces (1,266,000 tonnes at an average grade of 5.33 grams per tonne).  The 51% increase in reserves from the estimate of 144,000 ounces (1,471,800 tonnes at an average grade of 3.05 grams per tonne) in 2013.

Reserves at Turmalina, Ore Body A grew by 117% to 180,000 ounces (899,000 tonnes at an average grade of 6.23 grams per tonne) from the previous estimate of 83,000 ounces (463,800 tonnes at an average grade of 5.58 grams per tonne) and significantly, the average reserve grade of the orebody increased by 12% to 6.23 grams per tonne.

The geological drilling database cut-off date used to prepare the estimates is June 30, 2014 and therefore the database excludes drilling results obtained after June 30, 2014, while including depletion from mine activity through December 31, 2014.

The updated mineral reserves and resources are included as part of section Description of the Business - Material Mineral Properties – Mineral Resource and Mineral Reserve Estimates.

Caeté Mining Complex – Production, Added Mineral Resources, Operational Review

The Caeté mining complex is composed of the Roça Grande and Pilar underground mines and a CIP processing plant (the “Caeté Plant”). The Pilar mine is located approximately 50 kilometers by road from the Caeté plant. Ore from the Pilar mine is hauled to the Caeté plant.  The Caeté Plant was commissioned in June 2010 and commercial production was declared in October of 2010.

In March, 2011, the Company filed a NI 43-101 compliant feasilbility study entitled “Caeté (Ctx) Gold Project – Pilar and Roça Grande Properties, Technical Report Feasibility Study Amended due to Enhancement of the Process Route and Resources/Reserves for the Gold Mineral Properties “Pilar” and “Roça Grande”, located in the municipalities of Santa Barbara and Caeté, respectively, State of Minas Gerais, Brazil”, dated October 29, 2010, prepared by TechnoMine Services, LLC (the “Caeté Feasibility Study”).

In June 2011, Jaguar filed a NI 43-101 compliant technical report on a number of targets located within the Caeté mining complex entitled “Multi-Target Mineral Resource Estimates – Paciência and Caeté Mining Complex Areas Technical Report for the Gold Mineral Properties Belonging to the Paciência Mining Complex: Bif Norte, Bocaina, Ouro Fino, Palmital and Quati; and Caeté Mining Complex: Serra Paraíso, Boa Vista, Camará I, Camará II and Fernandes located in the municipalities of Itabirito and Caeté, respectively in Minas Gerais, Brazil” dated June 15, 2011 (The “Caeté 2011 Technical Report”).  This technical report was prepared by TechnoMine and added 159,250 ounces of Measured and Indicated Mineral Resources and 92,040 ounces of Inferred Mineral Resources.

During the third quarter of 2012, Jaguar completed a first-stage diamond drilling campaign at the Moita target, located four kilometers NW of the Caeté Plant.  The campaign, which comprised 1,115 meters in 16 drill holes, was performed to test a 400 meters by 50 meters mineralized zone delineated by soil sampling and trenching, within hydrothermally altered metasediments hosted by a shear zone.  Drilling results confirmed the SE down-plunge extension of the mineralization. During 2012, an additional 345 holes totaling 30,422 meters were drilled at the Pilar and Roça Grande mines.

During 2012, an operational review of the Caeté operation determined that operational overhead could be reduced and productivity improved without impacting long-term production capability.  It was also determined to transition the operation to smaller ore and waste development headings, reduced stope dimensions and new ground control methodologies in order to improve head grade over historical results through reduced dilution.  The new ground control methodology is progressing and work is ongoing on the transition toward smaller heading.  The changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for increased and more predictable ounce production.

Gold production at Caeté was 44,089 ounces in 2014, 52,170 ounces in 2013, and 54,996 ounces in 2012. Underground development at the Caeté mines totaled 5.0 kilometres in 2014, 6.3 kilometers in 2013, 8.4 kilometers in 2012 and 7.8 kilometers in 2011. During 2014, a total of 11.4 kilometers of underground delineation drilling was performed at the Roça Grande and Pilar mines.

At current mining grades, transportation costs from Pilar mine to Caeté Plant account for approximately $250 per ounce. This is a significant cost and sustainable improvement in grades mined is required in order to make Pilar economically viable at current gold prices. Pilar currently accounts for approximately 75% of the ore processed at the Caeté plant. The past financial position of the Company resulted in a lack of exploration ahead of operations. This situation will continue to result in lower than desired ore grade and higher production costs, until exploration reveals better grade areas ahead of mining and these areas are developed.

During 2014, the new management team has implemented the following initiatives in relation to the Caeté Mining Complex aiming at reducing costs and focusing on profitability:

-	Elimination of all primary development and secondary development expenditures, until a compelling reason can be found through exploration, to restart development;

-	Elimination of all CAPEX that is not required to ‘stay in business’ in the near-term and

-	Suspension of Greenfield exploration spending.

The updated mineral reserves and resources are included as part of section Description of the Business - Material Mineral Properties – Mineral Resource and Mineral Reserve Estimates.

Paciência Mining Complex – Remained on Care and Maintenance

The Paciência mining complex consists of an underground mine (Santa Isabel) and a CIP processing plant (the “Paciência Plant”).  The Paciência Plant was commissioned in April 2008 and commercial production was declared in December 2008 and has been placed on care and maintenance since 2012.

Operational reviews during early 2012 determined that a complete remediation plan would best be accomplished by placing the operations on care and maintenance until the necessary underground infill and extension drilling, engineering design and structural changes have been implemented in the mines.  As a result, the transition of the Paciência operation to care and maintenance was completed during the third quarter of 2012.  Total manpower was reduced from 543 to 31.  The remaining personnel are handling necessary maintenance functions.

Gold production at Paciência was 9,987 ounces in 2012, 39,581 ounces in 2011 and 59,287 ounces in 2010.  Underground development at the Paciência mines totaled 2.7 kilometers in 2012, 8.8 kilometers in 2011 and 7.0 kilometers in 2010.

The well-built facilities remain functional. However, it is clear that, based on the defined resources, the underground mine cannot support a start-up of the facility at this time. To restart operations, exploration and development of the mines and mineral deposits that surround the facility, the Company would need to identify sufficient feed for a sustained operation. Delineated reserves available for mining exist but these reserves will not sustain an economic plant start-up. Ultimately, the Company may startup, redeploy, sell or joint-venture or otherwise monetize the Paciência processing facility. The Company has not established a timeframe to complete the Paciência remediation plans and restart production as it intends to focus on optimizing production and costs at the Turmalina and Caeté operations.

During the fourth quarter of 2014, the Company announced results from sampling at the nearby Palmital iron deposit. The Company’s desire is to put the iron ore deposit into production as soon as possible, in order to generate incremental operating margins to help defray the cost of having Paciência on care and maintenance. The iron ore deposit, mined under an exploration permit due to the limited size of the asset, should require minimal capital investment and would be operated using contracted personnel and equipment. The free-dig mining, crushing, screening, shipping and reclamation should not be a distraction from Jaguar’s main mandate of turning around the existing mining operations.

Sabará – Remained on Care and Maintenance

During 2011 and 2012, Sabará remained on care-and-maintenance. In 2013, the Sabará operation was shut down and remediation work began to restore the Sabará plant area and the open pit areas with revegetation. The Company contined to restore the Sabará plant area during 2014 and this work will continue into 2015 and 2016 until completion by 2016.

Gurupi Project – Completion of Feasibility Study, Environmental Licensing

The Gurupi Project, wholly owned by the Company through its Brazilian subsidiary MCT, is located in the State of Maranhão, Brazil, and comprises a total area of 137,419 hectares made of 32 mineral rights.

Jaguar acquired 100% of MCT, which holds all of the mineral licenses for the Gurupi Project, from an indirect, wholly-owned subsidiary of Kinross Gold Corporation (“Kinross”) on December 2, 2009.  In connection with the acquisition, Kinross also granted a right of first refusal to Jaguar on an adjacent exploration property.  In the fall of 2012, Jaguar received a notice from Kinross relating to such adjacent property in connection with its right of first refusal.  After evaluating the offer being made to Kinross, and other relevant factors, Jaguar elected not to exercise its right of first refusal.

In January 2011, Jaguar filed a NI 43-101 feasibility study entitled “Gurupi Gold Project Feasibility Study for the Gold Mineral Properties Cipoeiro and Chega Tudo located in the Municipalities of Centro Novo do Maranhão and Centro do Guilherme, State of Maranhão, Brazil” dated January 31, 2011, which was prepared by TechnoMine, (the “Gurupi Feasibility Study”). At an assumed gold price of US$1,066 per ounce, the Gurupi Feasibility Study estimated 69,887,500 tonnes of Indicated Mineral Resources at an average grade of 1.12 grams per tonne totaling 2,518,170 ounces of gold and 18,676,700 tonnes of Inferred Mineral Resources at an average grade of 1.03 grams per tonne totaling 616,630 ounces of gold.  Probable Mineral Reserves, which are included in the reported mineral resource estimate, were estimated at 63,756,700 tonnes at an average grade of 1.14 grams per tonne totaling 2,327,930 ounces of gold.  The average stripping ratio was estimated at 3.94.

The Gurupi Feasibility Study included a technical review of a well-tested process route that provides proven advantages over traditional semi-autogenously grinding.

The Company is actively performing low cost investigations and studies including metallurgical test work and mine planning work to evaluate all options focusing on development alternatives that might lower the projected capital expenditure and diminish the time of development of the Gurupi Project.

Between the third quarter of 2011 and the second quarter of 2012, Jaguar conducted a comprehensive diamond drilling campaign at the Chega Tudo and Cipoeiro deposits within the Gurupi Project.  A total of 24,497 meters were drilled in 107 holes for 19,655 samples recovered.  The drill results confirmed the extension of the mineralization to depths of over 350 meters and 300 meters below surface at Chega Tudo and Cipoeiro, respectively.  Previous drilling programs, which included a total of 75,233 meters drilled in 543 holes, had confirmed the mineralization to depths of approximately 130 meters at Chega Tudo and 170 meters at Cipoeiro.  Gold mineralization at both the Chega Tudo and Cipoeiro deposits remains open at depth.

Based on an analysis of the most recent drilling results, Jaguar increased its estimated Measured and Indicated Mineral Resources at its Gurupi Project by 40% to 3.52 million ounces of gold.  The Mineral Resources, stated at a cut-off grade of 0.21 g/t Au, include 46.66 million tonnes of Measured Mineral Resources at 0.72 g/t Au and 95.98 million tonnes of Indicated Mineral Resources at 0.79 g/t Au totalling 142,636,280 million tonnes at 0.77 g/t.  The cut-off grade of 0.21 g/t Au was based on $1,500/ounce gold price.

The mineral resource estimates for the Gurupi Project as disclosed in July 2012, were carried out by Ms. Leah Mach, Principal Geologist, at SRK Consulting (“SRK”).  Ms. Mach is an independent Qualified Person in accordance with NI 43-101. Significant work on the Gurupi Project has been delayed as Jaguar continues to focus its efforts on completing the restructuring and implementation of the production programs at its operations in Minas Gerais.

While the Company has focused the most recent drilling and exploration on the Chega Tudo and Cipoeiro deposits, the 100% Jaguar-owned Gurupi concession includes 12 additional identified targets in 32 contiguous mineral rights.  These additional targets have not been included in any of the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date.  These targets have been identified by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling, and represent the potential for further increases in mineral resources at Gurupi.

During the third quarter of 2012, Jaguar completed infill and extensional diamond drilling carried out over a 900-meter (along the strike) mineralized sector of one of the 12 additional targets mentioned above.  This target, known as the Mandiocal Target, is located approximately one kilometer NW of Gurupi’s Chega Tudo deposit and represents the extension of its mineralized structure.  The drilling results, in addition to results obtained by drilling performed by the previous owners, confirm the deposit mineralization extend to the NW. Such 12 new targets have not yet been included in the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. The Company anticipates that these additional targets have the potential to further increase mineral resources at Gurupi.

During 2011, Jaguar continued with the work for environmental licensing of the Gurupi Project.  Jaguar received the Preliminary License (“LP”) in June 2011.  After the LP was granted, Jaguar completed part of the detailed engineering required to obtain the Installation License (“LI”).  In January 2012, Jaguar received the LI, which authorizes the construction of Gurupi’s processing plant.  The licensing decision for the tailings impoundment facility for the project is pending subject to the acquisition by Jaguar of the surface land rights for their construction. At this time Jaguar has been advised by the State of Maranhão Environmental Authority that it was served by the State. Jaguar has become aware that on November 20, 2013, the Public Prosecutor in Brazil filed a lawsuit against MCT claiming that: (i) MCT should be classified as a “foreign company”, and therefore be completely restricted from carrying on operations in Brazil and, in particular, at the Gurupi project; (ii) there are purported irregularities in the environmental licensing, mainly as the installation license granted to MCT covers only a fraction of the area in which MCT will operate; and (iii) there is no INCRA agreement for MCT’s surface rights, which surface rights include an area in which there is a settlement of inhabitants that will be affected by the proposed project.

The Public Prosecutor asked for an urgent (preliminary) decision from the Court claiming that if MCT activities continued, it would be prejudicial to the State of Maranhão. Typically, this kind of decision can be granted without hearing from the defendants, in this case, MCT.

In a hearing at which MCT was not present, the judge decided to: (i) suspend the environmental licenses granted to MCT, (ii) prohibit any construction at the gold beneficiation plant, and (iii) stop any kind of negotiation with settlers without the participation of INCRA. MCT has not been served yet with the formal notice relating to the judge’s decision. The Company has retained the services of a legal firm to vigorously defend the case.

During 2014 Jaguar has continued interactions with all stakeholders at Gurupi (Federal, State and Municipal government agencies, local communities, garimpeiros (artisanal miners working in the region), and local civic and business groups. The intent of these interactions is to focus on the reinstatement of the necessary licenses for the development of the project.

Pedra Branca Project – Exploration and Acquisition of the Remaining 40% Interest

The Pedra Branca Project is located in the State of Ceará in northeastern Brazil and is currently comprised of 21 exploration licenses, totaling 34,228 hectares covering a 38-kilometer section of a regional shear zone. Final exploration reports and a PEA (Preliminary Economic Analysis) have been delivered to DNPM for three of these licenses. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along strike with potential for significant gold mineralization.

In 2010, Jaguar continued with an exploration drilling program, which included extensive geological mapping, drainage and soil geochemistry, mapping of anomalous zones and trenching.  During 2011, the trenching program data was thoroughly analyzed in order to prioritize previously identified target zones.  Of the original 50 kilometer strike length, a stretch of the 15 kilometers of the gold-bearing shear zone containing 18 relevant high potential targets was identified.  Amongst the 18 targets, the Mirador, Coelho, Queimadas and Igrejinha are considered high priority targets where exploratory drilling has been performed, and returned results and geological data that delineate potential for gold deposits.

Further work on the Pedra Branca Project the Company, has been delayed as the Company focuses its efforts on the operating projects, Turmalina and Caeté operations.  Consequently, the Company made only those expenditures required to maintain the claims and land tenure in good standing.

The Pedra Branca Project is 100% owned by Jaguar through its wholly owned subsidiary MSOL.  Based on the acquisition agreement of the project entered into with Glencore Xstrata plc. (“Glencore”), Glencore holds rights to a Net Smelter Royalty of one percent (1%) on future gold production and rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered, which if exercised, would allow Glencore to hold 70% of equity in a newly formed legal entity to hold such rights upon payment of three hundred percent (300%) of the Company’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

Renvest Credit Facility

On December 17, 2012, Jaguar entered into a US$30 million standby credit facility (the “Renvest Credit Facility") with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”).  On January 25, 2013 (the “Closing Date”), Jaguar made an initial drawdown of US$5 million (the “Initial Drawdown”).

According to the terms of the Renvest Credit Facility, interest is applied to the outstanding balance of all amounts drawn down from the Renvest Credit Facility at a fixed rate of eleven percent (11%) per annum, payable monthly in arrears.  In addition, Jaguar agreed to pay the Lender a monthly standby fee in cash, equal to 0.2% of the undrawn balance of the Renvest Credit Facility, until the facility is terminated, fully drawn down or has expired.  All drawdowns from the Renvest Credit Facility are fully due and payable 18 months following the Closing Date.  Jaguar paid the Lender a drawdown fee (the “Drawdown Fee”) on all drawdowns (i.e. the Initial Drawdown and the Subsequent Drawdown (as defined below)) on the date of the respective drawdown equal to (i) 2% of the amount of the respective drawdown payable in cash and (ii) a number of common shares of Jaguar equal to 2% of the amount of the respective drawdown.

Pursuant to the terms of the Renvest Credit Facility, the Lender received an upfront fee (the “Upfront Fee”) on the Closing Date equal to: (i) a cash fee of US$50,000, being 1% of the amount of the Initial Drawdown, (ii) 450,000 common shares of Jaguar, and (iii) a cash fee of US$250,000, being 1% of the value of the Renvest Credit Facility less the Initial Drawdown (i.e. 1% of US$25 million).  As such, the Lender received an aggregate Drawdown Fee and Upfront Fee equal to 570,919 common shares in the capital of Jaguar and US$400,000 in cash.

On June 26, 2013, the Company finalized the drawdown of the remaining US$25.0 million under the US$30.0 million Renvest Credit Facility (the “Subsequent Drawdown”). Consistent with the terms of the Renvest Credit Facility, the Lender received a drawdown fee comprising 1,315,789 common shares of Jaguar and US$500,000 in cash. The proceeds from the drawdown were used for, among other things, working capital requirements related to the Turmalina, Caeté and Paciência mining properties.

In connection with the CCAA Plan, during April, 2014 the Company negotiated amendments to certain terms of the Renvest Credit Facility.  The Facility amendments provide among other things, that:

•	the maturity date of the Facility was extended to December 31, 2015 from July 25, 2014;
•
mandatory repayments of $1.0 million of principal amount plus accrued and unpaid interest shall be made each month from and including July 2014 to and including November 2015, with the balance of all outstanding obligations to be repaid on December 31, 2015;

•
the Lender shall have a right to convert up to $5.0 million of the outstanding obligations under the Facility into equity at a specified conversion price (subject to certain anti-dilution protections);

•	the Lender shall have a right to participate in certain offerings of equity securities by the Company if the offering occurs at a prescribed price;
•	the Company shall maintain certain minimum levels of cash on hand;
•	the Lender shall be entitled to appoint an observer to the meetings of the Board of Directors;
•	the Company and the Lender enter into a Right of First Refusal Agreement with respect to assignments of the Facility by the Lender; and
•
existing breaches, defaults and events of default under the Facility are waived by the Lender.  Certain events of default under the Facility were also amended to reflect the Company’s current financial circumstances.

The Company paid a fee of $1.0 million in connection with the amendments to the Facility ($0.6 million paid in cash and $0.4 million payable as an increase in the principal amount of the Facility). In connection with the above amendments, the Company agreed to repay immediately to the Lender $10.0 million on account of the outstanding obligations under the Facility.  Also, the Lender waived its rights under the Facility to receive any portion of the net proceeds of the Share Offering, with the exception of the agreed upon $10.0 million repayment described above.

By December 31, 2014, the balance on the Renvest Credit Facility amounted to $14.4 million.

Refining Services

Since July 2010, Jaguar’s subsidiaries MSOL and MTL has a contract in place with a São Paulo-based precious metals refiner for pre-treatment, foundry, sampling, testing and refining of the gold produced at Jaguar’s Turmalina and Caeté operations.  The refining company is a leading global materials technology group.

Contracts for Sale of Products

Jaguar sells its refined gold through reputable metals traders at prevailing world spot prices.  The gold is transferred from the refining facility in armored car services to these international banks and metals traders at the time of shipment. The Company enters into forward contracts to sell gold as a hedge against the risk of declining gold prices, for a portion of its forecasted gold sales.

Advance Notice By-Law

On March 20, 2013, the Board approved the adoption of an advance notice by-law (the “By-law”) which requires advance notice to the Company in circumstances where nominations of persons for election as a director of the Company are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the “Act”); or (ii) a shareholder proposal made pursuant to the provisions of the Act. Shareholders confirmed and ratified the By-law at the AGM.

Among other things, the By-law fixes a deadline by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Company believes that adopting the By-law is considered to be good corporate governance. The By-law facilitates an orderly and efficient annual or special meeting process and it ensures that all shareholders receive adequate notice of director nominations with sufficient information with respect to all nominees. This allows the Company and its shareholders to evaluate the proposed nominees' qualifications and suitability as directors, which further allows shareholders to cast an informed vote for the election of directors.

New York Stock Exchange, Toronto Stock Exchange Delisting and Listing in the Toronto Stock Venture Exchange

On December 3, 2012, Jaguar announced that the NYSE had notified the Company that the closing price of its common shares on the NYSE over the past 30 days was less than US$1.00. As of November 30, 2012, the date of the NYSE notice, the 30 trading-day average closing price of Jaguar's common stock was US$0.94 per share.  The NYSE's continued listing standards require that the average closing price of a listed company’s common shares be above $1.00 per share over a consecutive 30 trading-day period. Under the NYSE’s rules, Jaguar had a period of six months to bring its share price and 30 trading-day average share price back above US$1.00. On June 3, 2013, NYSE Regulations, Inc. ("NYSE Regulation") commenced proceedings to delist the common shares of the Corporation from the NYSE and trading in the common shares was suspended prior to the opening on Friday, June 7, 2013. The Company did not appeal the NYSE Regulation staff's decision and continued to focus on its turnaround and restructuring plan for a long-term financial solution. The common shares of the Company were delisted from the NYSE on June 7, 2013.

Trading in the common shares of Jaguar on the TSX was suspended on December 23, 2013 as a result of the commencement of the CCAA Proceedings. On January 10, 2014, the Company received a letter from the TSX indicating that, as a result of the CCAA Proceedings, the common shares of the Company would be delisted effective at the close of market on February 10, 2014 and received conditional approval for listing its common shares on the TSX-V. On February 11, 2014, the TSX extended the scheduled delisting of the common shares of the Company to March 31, 2014 to allow the Company sufficient time to complete the transition of the listing of its common shares to the TSX-V. The common shares of the Company were delisted from the TSX on April 30, 2014, when the Company announced that TSX-V has accepted its listing application. Trading in the common shares of Jaguar at the TSX-V began on May 1, 2014.

CCAA Proceedings

Jaguar’s Financial Circumstances Prior to the CCAA Proceedings

In May 2012, Jaguar announced the implementation of a comprehensive restructuring and turnaround plan to improve costs and efficiency at its operations. The plan incorporated objectives and initiatives identified by Jaguar’s management and a number of expert industry consultants who were retained to assist with operational and cost improvements.  Key elements of the plan were administrative cost reductions, improved safety, optimization of the workforce, converting to properly scaled mining methodology, advanced development and definition drilling, and the continuation of the Paciência operations of MSOL on care and maintenance.

As is typical for companies engaged in the operation and development of gold producing properties, the price of gold is the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has therefore been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold, interest rates and inflation expectations. The Company’s mines (including the Paciência mine, which is on care and maintenance) are not low-cost gold producers, despite recent cost reductions.  For this reason, the operations of the Company are particularly sensitive to gold prices. The average price of gold declined substantially since September of 2011, from nearly $2,000 per ounce at that time to $1,231 per ounce as of December 17, 2013, just prior to the commencement of the CCAA Proceedings, which impacted the Company significantly.  At the commencement of the CCAA Proceedings in December of 2013, Jaguar forecasted that it would face a liquidity crisis in the very near future and that additional liquidity would be required to preserve operations in a lower gold price environment. Moreover, Jaguar’s mining operations and exploration activities are located in Brazil and a portion of operating costs and capital expenditures are denominated in Brazilian reais which has weakened significantly against the U.S. dollar in 2013.

Despite its cost reduction efforts, Jaguar was not able to generate sufficient net revenues to optimally fund its operations, or generate sufficient net revenues to service its substantial debts going forward. As of December 31, 2013, the Company had outstanding funded debt obligations of approximately US$323 million in principal value.  Jaguar incurred interest payments of approximately US$13.7 million in 2013. On November 1, 2013, Jaguar deferred payment of approximately US$3.7 million of interest on the 4.5% Convertible Notes and the deferral eventually resulted in an event of default under the indenture governing such notes.  Excluding the consideration of any events of default or acceleration obligations, Jaguar would be obligated to repay or refinance approximately US$195 million in principal value of debt under the Credit Facility and the 4.5% Convertible Notes in the year ended December 31, 2014.

Pre-CCAA Strategic Review

For the reasons outlined above, Jaguar concluded that additional restructuring efforts would be required to address Jaguar’s financial needs. Canaccord Genuity Corp. (“Canaccord Genuity”) was engaged as Jaguar’s financial advisor in May 2013 in connection with the design and implementation of a recapitalization strategy for Jaguar. The scope of Canaccord Genuity’s assignment was to:

•	review Jaguar's business plans, budgets and financial projections and conduct appropriate sensitivity analyses;

•	assess the capital structure of Jaguar with a view to determining an appropriate debt load and debt structure for Jaguar;

•	advise Jaguar on the design and execution of potential transactions to improve Jaguar's capital structure;

•	conduct a process to raise new money capital; and

•	advise Jaguar on the implementation of a recapitalization plan, and conduct negotiations with Jaguar's stakeholders.

With the assistance of Canaccord Genuity, Jaguar analyzed the possibility of divesting certain of its assets in order to provide increased liquidity to sustain the Company during a period of unfavourable gold prices and to allow continued investment in cost reduction options.   However, Jaguar and the Board of Directors did not believe that such a transaction was feasible.

Canaccord Genuity had discussions with potential sources of third party financing.  Those parties who expressed interest in potentially providing financing were not willing to provide financing in the amount, of the type or on the timeline required by Jaguar at that time.

Reasons for the CCAA Plan

The review of potential alternatives showed that a comprehensive restructuring involving a debt to equity exchange and an investment of new money was the best available alternative to address Jaguar’s financial situation. The Board created a special committee (“SC2”) on October 30, 2013 to consider and advise the Board on strategic matters relating to Jaguar’s financial difficulties. The Board and SC2 determined that the completion of a recapitalization transaction offered substantial benefits to the Company and was in the best interests of the Company and its stakeholders. The Company concluded that it would be important to deleverage its balance sheet and to reduce the debt service payments that it must make to the extent possible in the circumstances. The process ultimately led to the negotiations of the Support Agreement and the Backstop Agreement and the resulting terms of the CCAA Plan and the commencement of the CCAA Proceedings. On December 23, 2013, the Company filed for protection under the CCAA. A full description of events that have occurred under the CCAA Proceedings is set out below under “General Development of the Business – Recent History – CCAA Proceeding - CCAA Proceeding Events”. Additional information about the CCAA Proceedings, including copies of all Court orders, are available at the website maintained by the Court-appointed monitor, FTI Consulting Canada Inc. (the “Monitor”), at http://cfcanada.fticonsulting.com/jaguar (which materials are not incorporated by reference herein).

Description of the CCAA Plan

On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes”) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders.  Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013, holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto.

On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”).  The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”). The Court granted an Initial Order, Claims Procedure Order and Meeting Order, each dated December 23, 2013.

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company. Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court on February 6, 2014 sanctioning the CCAA Plan.

On April 22, 2014, the Company successfully implemented the CCAA Plan dated February 5, 2014.

The CCAA Plan was designed to reduce the amount of the Company’s indebtedness and cash interest expense.  The Company believes that the consummation of its financial restructuring enhanced the Company’s liquidity and provides it with improved financial and operating flexibility.

The CCAA Plan implemented a series of steps leading to an overall capital reorganization of Jaguar. These steps included, among other things:

•          The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”). Any fractional Common Shares resulting from the Consolidation were rounded down to the next whole share without any additional compensation therefor.  A total of 999,927 common shares were outstanding as a result of the consolidation.

•         The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims received their pro-rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013 received their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes.  Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) have been irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company are fully and finally released.

•         Noteholders who participated in the Share Offering purchased up to their pro-rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders received their pro-rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) (based on the percentage that the unpaid interest on their Notes bore to the aggregate of all unpaid interest owing to all Noteholders who participated in the Share Offering as at December 31, 2013) in exchange for their Notes.

•         Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement purchased their pro-rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and received their pro-rata share of an additional 11,111,111 common shares of the Company in exchange for their Notes.

Equity-based compensation arrangements

The equity-based compensation arrangements of the Company existing immediately prior to implementation of the CCAA Plan were cancelled pursuant to the terms of the CCAA Plan. The Board of Directors of Jaguar has approved a new 10% rolling stock option plan (the “New Stock Option Plan”). The New Stock Option Plan has received conditional approval from the TSX-V and was approved by disinterested shareholders of the Company at the its annual general meeting of shareholders (“AGM”), held on June 25, 2014.  The Board has also approved a new deferred share unit plan (the “DSU Plan”), which reserves a maximum of 11,111,111 common shares for issuance under the plan.  The DSU Plan has received conditional approval from the TSX-V and was approved by shareholders at the Company’s AGM. See “Risk Factors”.

Daniel Titcomb Litigation

On July 30, 2013, Daniel R. Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and Brazilian, filed a complaint (the “Complaint”) in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company.  The Company removed the Complaint to the U.S. District Court for the District of New Hampshire (the “Federal Court”) where it is pending as Civil Action Number: 1:13-cv-00428-JL.

Among other items, the Complaint alleges wrongful termination of Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding a possible change of control of Jaguar which ended May 8, 2012.

Effective September 19, 2013, the Board of Directors formed a special committee (“SC1”) to oversee, review and evaluate various legacy issues, including the Complaint, and to make recommendations to the Board thereon.  SC1 is chaired by Derrick Weyrauch and is comprised of Mr. Weyrauch, Edward Reeser and George Bee, all being independent of the Complaint and independent members of Jaguar’s Board of Directors.

Jaguar and the Board of Directors believe the Complaint to be without merit and are taking any steps necessary to protect their interests.  On November 1, 2013, the Company and the Named Directors of the Company filed Defendants’ Answer, Affirmative Defenses and Counterclaims (the “Defense”). The Defense denies the allegations in the Complaint and sets out counterclaims against Titcomb for breach of contract, and against Titcomb and the Company’s former Corporate Secretary and General Counsel, Robert Lloyd, for breach of fiduciary duty and fraud.

On November 21, 2013, the Company and the Named Directors filed motions to dismiss various aspects of the Complaint on a number of grounds (the “Motions to Dismiss”).

On December 27, 2013, the plaintiffs in the Complaint filed a motion to (i) stay the Complaint until the Court in Ontario lifts the stay in the CCAA Proceedings or the CCAA Proceedings are concluded; and (ii) stay and suspend the deadline for the plaintiffs in the Complaint to respond to the Motions to Dismiss.  The Company and the Named Directors did not object to this motion.  An order granting the requested stay was issued by the Federal Court on December 30, 2013.

On February 5, 2014, the Company entered into an agreement with the plaintiffs in the Complaint providing, among other things, that upon implementation of the CCAA Plan the plaintiffs in the Complaint shall have no right to, and shall not, make any claim or seek any recoveries under the Complaint, other than enforcing such plaintiff’s rights, if any, to be paid from the proceeds of an enumerated company or director and officer insurance policy by the applicable insurers.  The Company agreed that, upon implementation of the CCAA Plan and if requested by the plaintiffs in the Complaint, it would withdraw its counterclaims against the plaintiffs in the Complaint.

On April 22, 2014, the CCAA Plan was implemented, thereby giving effect to the February 5, 2014 agreement between the Company and the Plaintiffs. The Plaintiffs have not at this time requested that the Company withdraw its counterclaims against them.

On August 15, 2014, Titcomb filed an amended complaint against the Company and the former directors named in the original suit in the federal court in New Hampshire.  That claim was intended to be limited to Titcomb’s employment claims, but Titcomb also included aspects of the claims relating to the strategic review process. The Company will move to dismiss those additional claims.  On September 30, 2014, the Company filed an amended answer for the Company and the directors. This claim was intended to be dropped, which it was, as at the date of filing. No discovery has been taken in that action as of this date. The Company has been informed that the Plaintiffs filed a Notice of Action with the Ontario Superior Court of Justice (Commercial List) on May 7, 2014. The Notice of Action is subject to the terms of the February 5, 2014 agreement and the CCAA Plan.  The Complaint in the Canadian action was served in late 2014.

Recent Developments

On February 9, 2015, the Company reported to have received a partial payment of outstanding Federal VAT ("Value-Added-Tax") debt, owed to the Company by the Government of Brazil, in cash, in the amount of approximately R$16.7 million (approximately $6 million), after a process initiated in 2014 to obtain approval and/or refund of R$29.1 million of Federal VAT input tax credits with respect to years 2009 through 2011 for its operating subsidiary MTL. As a result of such efforts, 81.6% of the input tax credits were approved for refund. 29.7% of the approved amount was applied as a credit to reduce other federal taxes payable for the years 2012 through 2014, while R$16.7 million (approximately $6 million) was refunded in cash to the Corporation. The Company plans to request additional approvals and refunds of Federal VAT input tax credits for MTL for the years 2012 through 2014. Separately, the Company also continues to pursue approval of Federal VAT input tax credits with respect to the years 2009 through 2011 for its MSOL operating subsidiary.

On February 27, 2015, the Company announced it has formed a special committee (“SC3”) to initiate a strategic review process to explore alternatives and consider various alternatives for the Company, including: merger opportunities, the potential sale of the Company's assets, potential partnership or joint venture agreements and any other options with the objective of maximizing value for the Company's shareholders. As such, the special committee appointed Origin Merchant Partners as its exclusive financial advisor in conjunction with the process.

DESCRIPTION OF THE BUSINESS

General

Jaguar is a gold mining company engaged in gold production and in the acquisition, exploration, development and operation of gold mineral properties in Brazil.

Jaguar’s operating mining complexes, Turmalina and Caeté, and the Paciência Mine Complex currently on care and manintenance are located in or adjacent to the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais.  Jaguar’s portfolio also includes the Gurupi Project in the state of Maranhão and the Pedra Branca Project in the state of Ceará.

Through its wholly-owned subsidiaries, MSOL, MTL and MCT, Jaguar has interests in, and controls the mineral rights, concessions and licenses to the mineral resources and mineral reserves presented under the section entitled “Mineral Resources and Mineral Reserves”.

All of Jaguar’s production facilities are, or will be, near Jaguar’s mineral concessions and are accessible via existing roads.  Jaguar believes it has an advantage over other gold mine operators due to the clustered nature of its mineral resource concessions and the proximity of its concessions to its processing facilities and existing infrastructure.

Gold Production and Sales

Gold production in 2014 totaled 92,057 ounces at a cash operating cost of US$ 940, compared to 95,595 ounces at a cash operating cost of US$871 per ounce in 2013 and to 102,823 ounces at a cash operating cost of US$1,077 per ounce during 2012.

Gold sales in 2014 totaled 92,264 ounces at an average price of US$1,261 per ounce compared to 94,850 ounces at an average price of US$1,414 per ounce in 2013, and to 103,676 ounces sold at an average price of US$1,633 per ounce in 2012.

Competitive Conditions

The gold exploration and mining business is an intensely competitive business.  Jaguar competes with numerous companies and individuals in the search for, and the acquisition of, mineral licenses, permits and other mineral interests, as well as for the acquisition of equipment and the recruitment and retention of qualified personnel.  There is also significant competition for the limited number of gold property acquisition opportunities.  The ability of Jaguar to acquire gold mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for gold development or mineral exploration.

Employees

As at December 31, 2014, Jaguar had 1217 employees, 1211 of whom are based in Brazil.

Foreign Operations

All of Jaguar’s mineral projects are owned and operated through its wholly-owned Brazilian subsidiaries, MSOL, MTL and MCT.  Jaguar’s wholly-owned properties are located in the states of Minas Gerais, Maranhão and Ceará in Brazil.  Jaguar is entirely dependent on its foreign operations for the exploration and development of gold properties and for production of gold.

Health, Safety and Environmental

Jaguar has safety as a core value and places high priority on the welfare of its employees.  Jaguar recognizes that employees are its most valuable asset.  The new management team is reinforcing safety as a core value in all of its decisions.  Management believes that ongoing focus on safety is key to improved performance.  Jaguar's training program for new employees includes the participation of experienced professionals who act as mentors, providing hands-on guidance and conducting periodical reviews.  Jaguar wants its employees to grow with the company, so it encourages them to further their education and provides them with information to understand Jaguar's corporate culture and objectives.

Jaguar has an integrated management system in place that promotes open communication at all levels.  This system includes tools such as the “Daily Safety Dialogue” to go over health and safety procedures before every shift, “Easy Talk” to encourage employees to report inadequate conditions or behavior, and the “Accident Analysis and Prevention Tool” which reviews every accident and allows employees to propose new measures to avoid reoccurrences.

Jaguar promotes and supports programs for environmental stewardship, sustainable development and social responsibility in the communities where it operates.

Nothing is more important to Jaguar that the safety and health of its employees and their families. Although we are pleased with the overall improvements in safety statistics, this performance was overshadowed by a tragic fatality in November 2014 in the underground area of Turmalina Mine. The Company and the local authorities investigated the circumstances and the causes of the incident. The accident was caused due to a rock fall and the response of the Company’s emergency team was timely and without fault. Unfortunately the facilities at the local rural hospital were not comprehensive enough to provide the necessary medical care. The Company has hired extra medical staff at the site to enhance the quality of emergency response and is conducting ongoing investigations into ways to improve emergency preparedness.

During the year ended December 31, 2014, the cumulative Lost Time Incidents (‘LTIs’) have reduced to 7 as compared to 11 incidents during the financial year 2013. For each incident, management identifies the likely causes and develops remediation plans to prevent future recurrences. The overall LTI frequency rate (number of lost-time injuries per million hours worked) has seen a steady drop since 2011.

In 2015 Jaguar plans to initiate the process of being accredited for OHSAS 18001, which the Company hopes to achieve in 2016. The Loss Control Management (‘LCM’) system already in place has many of the key elements required. LCM main elements are based on checking of procedures, facilities and equipment, human behavior and response to accidental scenarios whereas OHSAS as a management system, considers other key prevention elements like objectives/goals,  legal and regulatory requirements, operational controls, personnel competence, training & awareness and internal audits.

Technical Information

The estimated Mineral Reserves and Mineral Resources for Jaguar's mines and mineral projects set forth in this Annual Information Form have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by the CIM Council on November 27, 2010 (the “CIM Standards”).  The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resources” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The scientific and technical information contained in this AIF relating to the Corporation’s Turmalina Mining Complex is derived from the technical report titled “Technical Report on the Turmalina Mine, Minas Gerais State, Brazil”, filed on Sedar on April 7, 2015 (with an effective date of March 27, 2015), (the “Turmalina Technical Report”). The Turmalina Technical Report was prepared by Jason Cox, P. Eng. and Reno Pressacco, P. Geo, both from Roscoe Postle Associates Inc., each of whom is a “qualified person” as that term is defined in NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Turmalina Technical Report.

The scientific and technical information contained in this AIF relating to the Corporation’s Caeté Mining Complex up to October 29, 2010 is derived from the technical report titled “Caeté Gold Project Pilar and Roça Grande Properties Technical Report”, filed on Sedar on March 21, 2011 (with an effective date of October 29, 2010), (the “Caeté Technical Report”). The Caeté Technical Report was prepared by Ivan C. Machado, MSc. P.E., P. Eng. of TechnoMine Service LLC (“Technomine”) who is a “qualified person” as that term is defined in NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Caeté Technical Report. All scientific or technical information relating to the Caeté Mining Complex subsequent to October 29, 2010 has been prepared by or under the supervision of Marcos Dias Alvim who is a “qualified person” for the purposes of NI 43-101 and Marcos Dias Alvim has approved the disclosure of scientific and technical information contained in this AIF relating to the Caeté Mining Complex subsequent to October 29, 2010.

The scientific and technical information contained in this AIF relating to the Corporation’s Gurupi Project up to January 31, 2011 is derived from the technical report titled “Gurupi Gold Project Cipoeiro e Chega Tudo Properties Feasibility Study”, filed on Sedar on January 31, 2011 (with an effective date of January 31, 2011), (the “Gurupi Feasibility Study”). The Gurupi Feasibility Study was prepared by Ivan C. Machado, MSc. P.E., P. Eng. of TechnoMine, who is a “qualified person” as that term is defined in NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Gurupi Feasibility Study.

Information on Measured and Indicated Resources dated July 30, 2012 has been prepared by or under the supervision of Leah Mach from SRK Consulting who is a “qualified person” for the purposes of NI 43-101 and Leah Mach has approved the disclosure of updated Measured and Indicated Resources dated July 30, 2012 contained in this AIF relating to the Gurupi Project. Scientific or technical information relating to the Gurupi Project subsequent to January 31, 2011 has been prepared by or under the supervision of Wilson Miola who is a “qualified person” for the purposes of NI 43-101 and Wilson Miola has approved the disclosure of scientific and technical information contained in this AIF relating to the Gurupi Project subsequent to January 31, 2011.

Material Mineral Properties

Turmalina, Caeté and Gurupi are material properties of Jaguar.

Mineral Resource and Mineral Reserve Estimates

In March 2014, Jaguar completed an internal reconciliation of its Mineral Resources and Mineral Reserves.  The reconciliation was prepared by the Company’s technical services team under the supervision of  Marcos Dias Alvim, Jaguar’s Project Development Manager.  Mr. Alvim is a Qualified Person in accordance with NI 43-101.

Based on the reconciliation, as of December 31 2014, Jaguar’s Mineral Resources are (i) Measured and Indicated Mineral resources of 157,862,373 tonnes with an average grade of 1.10 grams per tonne containing 5,606,404 ounces of gold and (ii) Inferred Mineral resources of 15,336,547 tonnes with an average grade of 2.98 grams per tonne containing 1,470,786 ounces of gold. Jaguar’s Proven and Probable Mineral Reserves, which are included in the Measured and Indicated Mineral Resource figure above, are 65,628,068 tonnes with an average grade of 1.23 grams per tonne containing 2,594,750 ounces of gold.

The tables below set forth Mineral Resource and Mineral Reserve estimates for the Turmalina and Caeté operations and the Gurupi Project as indicated on the Notes below.

Table 1 - Summary of  Mineral Resources December 31, 2014

	Measured		Indicated		Measured & Indicated		Inferred		Gold ounces '(000's)
	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Measured & Indicated	Inferred
Southern Brazil
Caeté Project
Pilar	893	5.97	925	5.32	1,817	5.64	1,011	5.65	329	184
Roça Grande	3,708	3.02	4,713	3.83	8,421	3.47	2,335	3.90	940	293
Other5	529	5.48	530	5.83	1,059	5.66	330	6.04	193	64
Other6	190	7.19	887	4.05	1,077	4.60	673	4.26	159	92
Total Caeté	5,319	3.91	7,055	4.20	12,374	4.08	4,349	4.52	1,621	632
Turmalina
Faina	72	7.39	189	6.66	261	6.87	1,542	7.26	58	360
Pontal	251	5.00	159	4.28	410	4.72	130	5.03	62	21
Ore Body A	412	6.93	491	8.35	904	7.70	389	11.38	224	142
Ore Body B	514	3.11	67	3.12	581	3.11	16	2.83	58	1
Ore Body C	40	2.48	657	2.88	697	2.86	1,191	3.88	64	148
Total Turmalina	1,289	4.92	1,563	5.21	2,853	5.08	3,268	6.40	466	673
Total Southern Brazil	6,608	4.1	8,618	4.4	15,227	4.3	7,617	5.3	2,087	1,305
Northern Brazil
Gurupi
Cipoeiro	25,734	0.78	58,494	0.87	84,229	0.84	7,041	0.67	2,273	152
Chega Tudo	20,923	0.66	37,484	0.67	58,408	0.66	678	0.62	1,246	13
Total Northern Brazil	46,657	0.7	95,979	0.8	142,636	0.8	7,719	0.7	3,519	165
TOTAL IN SITU RESOURCES	53,266	1.14	104,597	1.09	157,863	1.10	15,337	2.98	5,606	1,470

Notes to Table 1:
1. CIM definitions are followed for Mineral Resources. Mineral Resources are inclusive of Mineral Reserves and are stated as at December 31, 2014.
2. Turmalina (a) Mineral Resources were estimated using a cut-off grade of 2.5 g/t Au (Turmalina), 3.8 g/t Au (Faina) and 2.9 g/t Au (Pontal).
3. Caeté - Roça Grande
(a) Mineral Resources were estimated using a cut-off grade of 2.00 g/t Au for RG1 and RG7.
(b) RG1 and RG7 were estimated using residual block model, depleting the ore mined until December 31, 2014. RG2, RG3 and RG6 resources were as per TechnoMine NI 43-101 Technical Report dated December 23, 2004, depleting ore mined until December 31, 2013.

4. Caeté - Pilar
(a) Mineral Resources were estimated using a cut-off grade of 2.5 g/t Au for Pilar.
(b) Resources were estimated using residual block model, depleting the ore mined until December 31, 2014.

5. Other - include Juca Vieira / Catita / Morro do Adão Resources are based on TechnoMine NI 43-101 Technical Report dated December 23, 2004.
6. Other - include Boa Vista / Fernandes / Camará II / Camará I / Serra Paraíso Resources were based on TechnoMine NI 43-101 Technical Report filed on SEDAR on June 21, 2011, depleting the ore mined until December 31, 2013.

7. Gurupi Resources were approved by Leah Mach (SRK) as Qualified Person, as disclosed in the press release dated July 30, 2012 filed on SEDAR.
8. Mineral Resources for Turmalina, Pilar, RG1 and RG7 are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar and average long term gold price of $1,400 per ounce.

9. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10. Numbers may not add due to rounding.

Table 2 - Summary of Diluted Mineral Reserves in December 31, 2014

	Proven		Probable		Proven & Probable Gold
	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Ounces
Southern Brazil
Caeté Project
Pilar	259	2.84	229	2.54	488	2.70	42
Roça Grande	80	1.92	37	1.90	117	1.91	7
Total Caeté	339	2.62	266	2.45	606	2.55	50
Turmalina
Ore Body A	333	5.00	566	6.96	899	6.23	180
Ore Body B	0	0.00	0	0.00	0	0.00	0
Ore Body C	0	0.00	367	3.14	367	3.14	37
Total Turmalina	333	5.00	933	5.46	1,266	5.33	217
Total Southern Brazil	672	3.80	1,199	4.79	1,871	4.43	267
Northern Brazil
Gurupi Project
Cipoeiro	-	-	45,044	1.20	45,044	1.20	1,735
Chega Tudo	-	-	18,713	0.99	18,713	0.99	593
Total Northern Brazil	-	-	63,757	1.14	63,757	1.14	2,328
TOTAL RESERVES	672	3.80	64,956	1.20	65,628	1.23	2,595

Notes to Table 2:
1. CIM definitions are followed for Mineral Reserves.
2. Turmalina
(a) Mineral Reserves were estimated using a cut-off grade of 2.9 g/t Au.  Some stopes were included using an incremental cut-off grade of 1.5 g/t Au.
(c) For more information, refer to the Turmalina Technical Report filed on SEDAR (www.sedar.com) on April 07, 2015.

3. Caeté - Roça Grande
(a) Mineral Reserves for RG1 and RG7 are estimated using a cut-off grade of 2.0 g/t Au.
(b) RG1 and RG7 Mineral Reserves estimation considered 15% unplanned dilution based on historical data.
(c) RG2, RG3 and RG6 were not included in the reserves estimation.

4. Caeté - Pilar
(a) Mineral Reserves was estimated using a cut-off grade of 2.5 g/t Au.
(b) Mineral Reserves estimation considered 20% unplanned dilution based on historical data.
(c) Pilar Ore body SW was not included in the Reserves estimation.

5. Gurupi Mineral Reserves are based on Technomine Feasibility Study Technical Report filed on SEDAR on January 31, 2011.
6. Mineral Reserves for Turmalina, Pilar, RG1 and RG7 were estimated using a long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar and long term gold price of $1,200 per ounce. Mineral Reserves for Gurupi were based on exchange rate of 1.9 Brazilian Reais: 1 US Dollar and long term gold price of $1,066 per ounce.

7. Numbers may not add due to rounding.

Notes to Tables 1 and 2

Although Jaguar has carefully prepared and verified the Mineral Resource and Mineral Reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information and no assurance can be given that the indicated amounts of gold will be produced. Estimated Mineral Reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold as well as increased production costs or reduced recovery rates and other factors may render the present Proven and Probable Mineral Reserves unprofitable to develop at a particular site or sites for periods of time.  See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Mining Concessions and Environmental Licenses

All of Jaguar’s mineral rights and mining concessions in connection with its operations in the state of Minas Gerais and mineral rights and exploration licenses in connection with its Gurupi and Pedra Branca projects located in the states of Maranhão and Ceará, respectively, are in good standing.  Through its wholly-owned subsidiaries, Jaguar has all the necessary environmental licenses that are material to the operation of its mines and processing plants in Minas Gerais. At this time, Gurupi remains in a stalled process awaiting a solution to the suspension of the environmental license.

Material Mineral Properties

Turmalina Mining Complex

The following text in this section “Turmalina Mining Complex” has been excerpted from the Turmalina Technical Report dated March 27, 2015 defined herein.

Property Description and Location

The Turmalina Mine is located in the Conceição do Pará municipality in the state of Minas Gerais, approximately 120 km northwest of Belo Horizonte and six kilometres south of Pitangui, the nearest important town.

The property comprises seven contiguous mineral rights concessions granted by the National Department of Mineral Production (DNPM) that cover an area of 4,907.60 ha.  The mine is centred at approximately 19°44’36” south latitude and 44°52’36” west longitude.

Jaguar has 100% ownership subject to a 5% net revenue interest up to $10 million and 3% thereafter, to an unrelated third party.  In addition, there is a 0.5% net revenue interest payable to the surface landowner.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Turmalina Mining Complex is accessed from Belo Horizonte by 120 km of paved highways (BR-262 and MG-423) to the town of Pitangui.  The Turmalina deposits are six kilometres south of Pitangui and less than one kilometre from highway MG-423.

Belo Horizonte is the commercial centre for Brazil’s mining industries and has excellent infrastructure to support world-class mining operations. This mining region has historically produced significant quantities of gold and iron from open pit and large-scale underground mining operations operated by AngloGold, VALE, CSN, and Eldorado. The city is a well-developed urban metropolis of almost four million residents and has substantial infrastructure including two airports, an extensive network of paved highways, a fully developed and reliable power grid, and ready access to process and potable water.

Pitangui is a town of approximately 25,000 people. The local economy is based on agriculture, cattle breeding, and a small pig iron plant.  Manpower, energy, and water are readily available.

The Turmalina mining complex lies approximately 700 MASL. The Pitangui area terrain is rugged in places, with numerous rolling hills incised by deep gullies along drainage channels.  Farming and ranching activities are carried out in approximately 50% of the region.

The area experiences six months of warm dry weather (April to November) with the mean temperature slightly above 20o C, followed by six months of tropical rainfall.  Annual precipitation ranges from 1,300 mm to 2,500 mm and is most intense in December and January.  The climate is suitable for year-round operations.

Belo Horizonte is one of the world’s mining capitals with a regional population in the range of 4 million people.  Automobile manufacturing and mining services dominate the economy.  General Electric has a major locomotive plant which produces engines for all of South America and Africa. Mining activities in Belo Horizonte and the surrounding area have been carried out in a relatively consistent manner for over 300 years. The Turmalina Mine site is within commuting distance of Belo Horizonte.

The Turmalina Mining Complex includes a nominal 2,000 tpd processing plant and tailings disposal area.  Electrical power is obtained from the national grid.

All ancillary buildings are located near the mine entrance: gate house including a reception area and waiting room, administration building, maintenance shops, cafeteria, warehouse, change room, first aid, and compressor room.  The explosives warehouse is located 1.2 km away from the mine area, in compliance with the regulations set forth by the Brazilian Army.

Other ancillary buildings are located near the processing plant and include an office building, a laboratory, warehousing, and a small maintenance shop.

There is no infrastructure related to the Faina and Pontal historic open pit operations.

History

Gold was first discovered in the area in the 17th century, and through the 19th century, intermittent small-scale production took place from alluvial terraces and outcropping quartz veins. Gold production exploited alluvium or weathered material, including saprolite and saprolite-hosted quartz veins. Records from this historical period are few and incomplete.

AngloGold controlled the mineral rights from 1978 to 2004 through a number of Brazilian subsidiaries.  AngloGold explored the Project area extensively between 1979 and 1988 using geochemistry, ground geophysics, and trenching, which led to the discovery of the Turmalina, Satinoco (Orebody C), Faina, Pontal, and other mineralized zones. Exploration work at these mineralized bodies included 22 diamond drill holes totalling 5,439 m drilled from the surface to test the downward extension of the sulphide mineralized body.  At the Satinoco target (Orebody C), a total of 1,523 m were completed in nine holes.

In 1992 and 1993, AngloGold mined 373,000 t of oxide ore from open pits at the Turmalina, Satinoco (now referred to as Orebody C), Pontal, and Faina zones.  It recovered 35,500 oz of gold using heap leach technology.  Subsequently, AngloGold drove a ramp beneath the pit and carried out drifting on two levels in the mineralized zone at approximately 50 m and 75 m below the pit floor to explore the downward extension of the sulphide mineralized body.

Jaguar acquired the AngloGold Turmalina properties in 2004 and continued operation of the underground mine.  The mine is accessed from a 5 m by 5 m primary decline located in the footwall of the main deposit.  The decline has reached Level 8, a vertical depth of approximately 650 m. A new level (Level 9) is currently being prepared.

Geological Setting

The Turmalina deposits are located in the western part of the Iron Quadrangle, which has been the largest and most important mineral province in Brazil for centuries until the early 1980s, when the Carajás mineral province, in the state of Pará, attained equal status. Many commodities are mined in the Iron Quadrangle, the most important being gold, iron, manganese, bauxite, imperial topaz, and limestone. The Iron Quadrangle was the principal region for the Brazilian hard rock gold mining until 1983 and accounted for about 40% of Brazil’s total gold production. Gold was produced from numerous deposits, primarily in the northern and southeastern parts of the Iron Quadrangle, most hosted by Archean or Early Proterozoic-aged banded iron formations (BIF) contained within greenstone belt supracrustal sequences.

In the Brumal region, outcrops belonging to the granitic gneiss basement of the Nova Lima and Quebra sub-groups of the Rio das Velhas Supergroup occur.  The granitic gneiss basement consists of leucocratic and homogeneous gneisses and migmatites, making up a complex of an initial tonalitic composition intruded by Archean rocks of granitic composition.  The upper contact of the sequence is discordant and tectonically induced by reverse faulting.  The Rio das Velhas is regionally represented by schists of the Nova Lima and meta-ultramafic rocks of the Quebra Group including serpentinites, talc schists, and metabasalts.

Iron formations occur as the only meta-sedimentary rocks in layers with thicknesses up to 10 m.  The Nova Lima Group can be sub-divided into two units: a unit consisting of talc chlorites and intercalations of iron formation, fuschite schist, quartz sericite schist, and carbonaceous phyllite; and a unit hosting sulphidized gold bearing iron formation and quartz sericite schists.

The Pitangui area, where the Turmalina Mine is located, is underlain by rocks of Archaean and Proterozoic age.  Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics and associated sediments. The Turmalina deposit is hosted by chlorite-amphibole schist and biotite schist units within the Pitangui Group.  A sequence of sheared, banded, sulphide iron formation and chert lies within the stratigraphic sequence.  The stratigraphy locally strikes azimuth 135º.

Proterozoic units include the Minas Supergroup and the Bambui Group.  The former includes basal quartzites and conglomerates as well as phyllites. Some phyllites, stratigraphically higher in the sequence, are hematitic. The Bambui is composed of calcareous sediments.

The local geology in the Turmalina and adjacent exploration areas was defined by AngloGold, specifically by UNIGEO geologists during the initial exploration field work. At that time, the mapped lithologies were defined and classified as a greenstone sequence, within a possible western extension of the Iron Quadrangle.

The stratigraphic column defined by UNIGEO in the region, from bottom to the top was:

Basement

The basement is composed of foliated, leucocratic granite and gneisses.  Locally, it has been defined as migmatite portions with porphyry crystals of quartz and K- feldspars. Granitic intrusions with fine to medium texture and diabase dikes are common.

Pitangui Group

The Pitangui Group is defined as a greenstone belt sequence, of Archean age.  It shows the following sequence:

•      Meta-Ultramafic and Meta-Mafic Volcanic Unit (Basal Unit): constituted by interlayered igneous ultramafic and mafic flows represented by serpentinite, chlorite-actinolite schist and amphibolite with layers of talc schist, oxide BIF and carbonaceous schist;
•      Meta-Mafic and Meta-Sediment Unit (Middle Unit): constituted by interlayered meta-mafic (chlorite-actinolite schist with dacitic intrusion at the top);
•      Meta-sediment: cummingtonite BIF and metachert-rich horizons interlayered with carbonaceous and chlorite schist, locally, layers of meta-arkose can be observed);
•      Meta-mafic: alternation of amphibolite and chlorite-actinolite layers;
•      Pyroclastic and meta-pelites: volcanic meta-conglomerates at the bottom, transitioning to or alternating with foliated meta-lapilli tuffs and metatuffs at the top of the sequence, where the meta-tuffs are predominant;
•      Meta-sediments (Upper Unit): narrow and numerous interlayered layers of quartz-sericite schist, quartz-chlorite schist, quartz-sericite-chlorite schist, and carbonate-rich schist.

Minas Supergroup

The Minas Supergroup is defined as clastic and chemical sediments in a Proterozoic sequence composed by thin to coarse quartzites with layers of the basal conglomerates. The quartzite is covered by grey carbonate phyllites and white sericite phyllites which present hematite increasing to the top of the sequence.

Intrusive Rocks

The intrusive rocks are defined as granitic and mafic to ultramafic rocks

The general stratigraphic sequence strikes towards azimuth 320° and dips moderately to steeply to the east.  The sequence consists the Pitangui Group of bedded metasediments of volcanic origin including quartz-sericite schists and sericite-chlorite-biotite schists grading stratigraphically upwards into a metachert, banded iron formation (BIF) and graphitic schist. Overlying these sediments is a thicker sequence of tuffaceous metasediments and quartz-chlorite schists.   All units have been metamorphosed to the amphibolite grade.

Exploration

Geochemistry

AngloGold performed a regional geochemistry survey covering an area of 430 km2 in the Turmalina region. A total of 875 stream sediments and 446 pan concentrate samples were collected. Stream sediment samples were assayed for Au, Cu, Zn, Pb, Cr, Sb, and As.  Pan concentrate samples were assayed for Au only.

Soil geochemistry sampling was executed by AngloGold in both the Faina and Pontal areas with grids varying from 100 m x 20 m to 10 m x 10 m. At Faina, 1,272 soil samples were collected and 16,900 m of lines were opened. At Pontal, 1,698 soil samples were collected and 28,000 m of lines were opened.

Several samples returned gold grades superior to 300 ppb. A significant portion of the soil samples collected from these targets were also assayed for As and Sb. There is a strong relation between gold and As/Sb since gold is associated directly with quartz veins with arsenopyrite and/or berthierite in the region.

Initial exploration efforts by Jaguar in 2004 focused on the re-interpretation of the AngloGold data (trenches, soil geochemistry, and drilling) to better understand the local geology. These efforts were concentrated on the targets previously identified by AngloGold: Main, NE and Satinoco.

An exploration program was carried out at the Satinoco (Orebody C) target by Jaguar from March 2006 to April 2008 in order to collect sufficient information to prepare an estimate of the Mineral Resources in accordance with NI 43-101. This Satinoco (Orebody C) program included the opening of about 700 m of trenches and the collection of 146 channel samples crossing the mineralized zone and a complementary diamond drill program.

Geophysical Surveys

In the 1980s, AngloGold contracted the Instituto de Pesquisas Tecnológicas (IPT) to execute a ground geophysics survey at the Faina and Pontal areas. At Faina, a 50 m x 100 m grid was made composed of 11 lines covering about 31.5 ha. At Pontal, the grid was 40 m x 100 m, with 24 lines covering about 130 ha.  Part of this area (approximately 56 ha) was surveyed by ground magnetics in a 5 m x 25 m grid.

Several geophysical anomalies were defined by both methods and most of them showed a strong relation with the geochemical anomalies. This information was used for the planning of trench locations.

In 2004, the Minas Gerais Government Mining Agency (COMIG) completed a supplementary airborne geophysical survey, covering all the Iron Quadrangle and the adjacent areas, totaling approximately 36,400 km2. This survey was performed by LASA SA on a 250 m grid using magnetic and gamma ray methods.  All Jaguar targets, including the Turmalina Mine, were covered with these geophysical surveys.

Drilling

Following the trenching and channel sampling program between March 2006 and April 2008, Jaguar completed a three-phase drilling campaign in the Turmalina Mine area:

Phase 1: 5,501 m drilled in 35 holes. This program tested the continuity of the mineralized bodies between the weathered zone and up to 200 m below the surface.

Phase 2: 3,338 m drilled in 24 complementary in-fill holes to create a 25 m x 60 m grid between the surface and 100 m below and to test the lateral continuity of the mineralized bodies.

Phase 3: An additional drill hole campaign was carried out in 2007, which consisted of 12,763 m drilled in 48 holes. Results from holes FSN 10 to 68 from this campaign were included in the mineral resource estimate contained in the original TechnoMine technical report, dated October 22, 2007.  Results from the remaining drill holes FSN 69 to 113 were included in the second TechnoMine technical report dated February 5, 2008.

During the three Satinoco/Orebody C drilling phases, 2,338 core samples from holes FSN 10 to 113 were collected. The drill program was carried out by Mata Nativa Comércio e Serviços Ltda. (Mata Nativa), a local drilling company, using Longyear drill machines.

Drill hole lengths ranged from 32 m to 453 m. Core diameters were consistently HQ from surface through the weathered rock to bedrock.  At approximately three metres into bedrock, the holes were reduced to NQ diameter to the final depth.

Collar locations for the holes were established by theodolite surveys.  All holes were drilled within three metres of the planned location.  Azimuth and inclination for angle holes were set by Brunton compass, deemed accurate to within 2° azimuth and <1° inclination.

Following completion of the holes, the collars were resurveyed with theodolite and cement markers emplaced.  Downhole surveys were completed in all holes with length greater than 100 m, using Sperry-Sun or Maxibore equipment.

The average core recovery was greater than 90%. Core samples were collected during these phases and sent to laboratories for gold assays (discussed in the next section).

Jaguar has continued to carry out drilling and channel sampling programs on the Orebodies.  The drilling has been carried out from surface locations which provide general information as to the location of the mineralized zones.  Further detailed drill hole information is gathered for the three Orebodies from underground locations.  Final detailed information of the location and distribution of the gold mineralization is collected by means of channel sampling.  A summary of the drilling and channel sample information that has been gathered as at June 30, 2014 is provided in Table 3.

Surface diamond drilling was carried out by the drilling contractor Mata Nativa using HQ and NQ tools.  HQ-sized equipment is used for the portion of the hole that traverses the saprolite horizon and the hole diameter is then reduced to NQ when the fresh rock is reached. The diamond drill core procedures adopted by Jaguar are described below:

•      Only drill holes with more than 90% core recovery from the mineralized zone were accepted.
•      Drill hole deviations (surveys) were measured by Sperry-Sun or DDI/Maxibore equipment.
•      The cores were stored in wooden boxes of one metre length with three metres of core per box (HQ diameter) or four metres of core per box (NQ diameter). The hole’s number, depth, and location were identified in the boxes by an aluminum plate on the front of the box and by a water-resistant ink mark on its side.  The progress interval and core recovery are identified inside the boxes by small wooden or aluminum plates.

The results of on-going drilling programs that targeted the immediate down-plunge areas of Orebody A were released in the fall 2014.  It is to be noted that the intersection lengths represent core lengths and do not represent true thicknesses.  The holes have been completed from drilling platforms located in the hangingwall of the mineralized zone and are designed to intersect the projected plunge and dip of the mineralization as closely as perpendicularly as possible.

Table 3 In-fill and Extension Drilling Results, Orebody A

Jaguar Mining Inc. –Turmalina Mine

Hole ID	Year	From	To	Core Length (m)	Average Grade (g/t Au)
Intersections Within 2013 Mineral Resource
FTS1022	2013	116.9	121.0	4.1	8.16
FTS1070	2013	75.0	90.0	15.0	12.60
FTS1072	2014	97.5	116.5	19.0	15.32
FTS1074	2014	111.7	127.5	15.8	9.09
FTS1081	2014	88.5	93.3	4.8	9.13
FTS1082	2014	100.0	103.7	3.7	13.71
FTS1083	2014	111.7	114.9	3.2	14.72
FTS1089	2014	122.3	138.5	16.2	9.32
FTS1108	2014	162.1	163.9	1.8	8.07
FTS1109	2014	116.4	130.7	14.3	6.36
Intersections Below 2013 Mineral Resource
FTS1076	2014	141.2	151.5	10.3	9.99
FTS1088 and	2014	116.6 145.3	123.2 146.7	6.6 1.4	9.08 27.17
FTS1092	2014	153.7	161.6	7.9	8.36
FTS1097	2014	166.8	171.8	5.0	24.71
FTS1103	2014	165.0	169.6	4.6	13.21
FTS1104	2014	129.3	143.3	14.1	10.99
FTS1105	2014	141.6	143.3	1.7	16.78

Sample Preparation, Analyses and Security

Sampling

The sampling and sample preparation procedures used by Jaguar are as follows.

Surface/Exploration Channel Sampling

•      Channel samples are regularly collected from outcrops and trenches.
•      The sites to be sampled are cleaned with a hoe, exposing the material by scraping it.
•      Structures are mapped and the lithologic contacts defined, and samples marked so that no sample has more than one lithology.
•      Samples have a maximum length of one metre and are from one kilogram to two kilograms in weight.
•      Each sample is collected manually in channels with average widths between five and ten centimetres, and about three centimetres deep, using a hammer and a chisel.
•      Either an aluminum tray or a thick plastic canvas drop sheet is used to collect the material.
•      The samples are then stored in a thick plastic bag and identified by a numbered label, which is protected by a thin plastic cover and placed with the sample.
•      At the sampling site, samples are identified by small aluminum plates, labels, or small wooden poles.
•      Sketches are drawn with lithological and structural information.  The sample locations are surveyed.

Diamond Drilling Core Sampling

•      Surface drilling is performed by contractors with holes in HQ or NQ diameters.
•      Underground drilling is performed either by Jaguar or contractors with holes in BQ and LTK diameters.
•      Drill holes are accepted only if they have more than 85% of recovery from the mineralized zone.
•      All the drill holes have their deviations measured by Maxibor or equivalent survey tool.
•      The cores are stored in wooden boxes of one metre length with three metres of core per box (HQ diameter) or four metres of core per box (BQ or LTK diameters).
•      The number, depth, and location of each hole are identified in the boxes by an aluminum plate or by a water-resistant ink mark in front of the box.
•      The progress interval and core recovery are identified inside the boxes by small wooden plates.
•      During logging, all of the geological information, progress, and recovery measures are verified and the significant intervals are defined for sampling.
•      Samples are identified in the boxes by highlighting their side or by labels.
•      Samples are cut lengthwise with the help of a diamond saw and a hammer into approximately equal halves.
•      One half of the sample is placed in a highly resistant plastic bag, identified by a label, and the other half is kept in the box at a warehouse.
•      The remaining drill core from the surface-based drill holes is stored at an offsite secure location nearby to the mine.
•      For many of the underground-based drill holes, samples are cut lengthwise with the help of a diamond saw and a hammer into approximately equal halves.
•      For the shorter-length, bazooka-type drill holes completed from underground set ups (the LM-series drill holes) the whole core is sampled as the core diameter does not permit splitting into halves.

Underground Production Channel Sampling

•      The sector of wall to be sampled is cleaned with pressurized water.  Structures are mapped and lithologic contacts defined, and samples marked so that no sample has more than one lithology.  Samples have a maximum length of one metre and are from two to three kilograms in weight.
•      Channel samples were taken by manually opening the channels, using a hammer and a little steel pointer crowned by carbide or a small jackhammer.
•      The channel samples have lengths ranging from 50 cm to one metre, average widths between five and ten centimetres, and about three centimetres deep.
•      Two sets of channel samples on the face are regularly collected.  One set of channel samples are taken from the top of the muck pile once the work area has been secured.  The second set of channel samples are taken at waist height once the heading has been mucked clean and secured.
•      At roughly 5m intervals, the walls and back are sampled by channel sampling.  The channel samples are collected starting at the floor level on one side and continue over the drift back to the floor on the opposite side.
•      Either an aluminum tray or a thick plastic canvas is used to collect the material.  The samples are then stored in a thick plastic bag and identified by a numbered label, which is protected by a thin plastic cover and placed with the sample.
•      At the sampling site, samples are identified by small aluminum plates, labels, or small wooden poles.
•      Sketches are drawn with lithological and structural information. The sample locations are surveyed.

Security of Samples - Sample Preparation and Analysis

For surface-based exploration drill holes, samples are prepared at the SGS laboratories in Belo Horizonte.  For other drill holes and channels, samples are prepared at Jaguar’s mine site laboratories by drying, crushing to 90% minus 2 mm, quartering with a Jones splitter to produce a 250 g sample, and pulverizing to 95% minus 150 mesh.  Analysis for gold is by standard fire assay procedures, using a 50 g or 30 g sample and an atomic absorption (AA) finish.

The SGS laboratory based in Belo Horizonte meets international analytical standards and ISO 17025 compliance protocols.  Analytical results from the SGS laboratory were forwarded to Jaguar’s Exploration or Mine Departments by e-mail, followed by a hard copy.

A process control laboratory at the Turmalina Mine analyzes the shift and plant samples, while all delineation drill core, channel, and exploration drill core samples from Turmalina are forwarded to the in-house laboratory located at the Caeté mine site.

At Jaguar’s Caeté laboratory, the samples are dried and then crushed.  A one kilogram sub-sample of the crushed material is selected for pulverization to approximately 70% minus 200 mesh.  The ring-and-puck pulverizers are cleaned after each sample using compressed air and a polyester bristle brush.  The analytical protocol for all samples employs a standard fire assay fusion using a standard 30 g aliquot, with the final gold content being determined by means of AA.  The detection limit for fire assay analyses is 0.05 g/t Au.  A second cut from the pulps is taken and re-assayed for those drill core samples where the grade is found to be greater than 30 g/t Au.  If the two assays are in good agreement, only the first assay is reported.  The AA unit is calibrated to directly read gold grades up to 3.3 g/t Au – samples with grades greater than this are re-assayed by diluting the solute until it falls within the direct-read range.

Quality Assurance and Quality Control

The Caeté laboratory carries out an internal program of Quality Assurance/Quality Control (QA/QC) for all drill core samples.  No QA/QC is performed for channel samples.  The QA/QC protocol includes carrying out a duplicate analysis after every 20 samples, representing an insertion frequency of 5%.

Commercially sourced standard reference materials (Rocklab standards Si64 (recommended value of 1.780 g/t Au) and SK78 (recommended value of 4.134 g/t Au)) are inserted at a frequency of every 45-50 samples.

Blank samples are inserted at a rate of one in every 20 samples, representing an insertion frequency of 5%.  Blank samples are composed of crushed, barren quartzite or gneiss and are used to check for contamination and carry-over during the crushing and pulverization stage.

The results of the blanks, duplicates, and standards are forwarded to Jaguar’s head office on a monthly basis for insertion into the Jaguar’s internal database (BDI).  There, the results from the standards samples are scanned visually for out-of-range values on a regular basis.  When failures are detected, a request for re-analysis is sent to the laboratory – only those assays that have passed the validation tests are inserted into the main database.

Mineral Resource Estimates - Combined

Table 4 summarizes the Mineral Resources as of December 31, 2014 based on a US$1,400/oz gold price.  The total Mineral Resources for the Turmalina Mine Complex comprise 2.85 million tonnes at an average grade of 5.08 g/t Au containing 466,000 ounces of gold in the Measured and Indicated Resource category and 3.3 million tonnes at an average grade of 6.4 g/t Au containing 673,000 ounces of gold in the Inferred Mineral Resource category.  The Mineral Resources include the Turmalina Mine and two satellite deposits, Faina and Pontal.  A cut-off grade of 2.5 g/t Au was used to report the Mineral Resources for the Turmalina Mine, and cut-off grades of 3.8 g/t Au and 2.9 g/t Au were used to report the Mineral Resources for the Faina and Pontal deposits, respectively.

The conceptual operational scenarios considered during preparation of previous Mineral Resource estimates for the Faina and Pontal deposits envisioned that the fresh, unoxidized mineralization would be excavated on a satellite deposit basis and transported by truck to the existing Turmalina plant for processing.  Preliminary metallurgical tests have been completed on samples of fresh, unoxidized mineralization from the two deposits from that conceptual perspective.  They have yielded unacceptably low recoveries when the material is considered as potential feed to the existing Turmalina plant, and have concluded that the mineralization at both deposits is refractory.

An alternative conceptual operational scenario was developed for the current update of the Mineral Resources in which the mineralized material will be excavated by means of underground mining methods and transported to the Turmalina plant for processing.  A gold-rich flotation concentrate is envisioned to be generated after appropriate upgrades have been made to the existing plant.  The gold-rich flotation concentrate would then be shipped or sold to a domestic source for recovery of the gold.

Table 4 Summary of Total Mineral Resources – December 31, 2014

Jaguar Mining Inc. – Turmalina Mine Complex

Category	Tonnes (000)	Grade (g/t Au)	Contained Oz Au (000)
Turmalina
Measured	966	4.71	146
Indicated	1,215	5.10	199
Sub-total M&I	2,182	4.93	346
Inferred	1,596	5.69	292
Faina
Measured	72	7.39	17
Indicated	189	6.66	42
Sub-total M&I	261	6.87	58
Inferred	1,542	7.26	360
Pontal
Measured	251	5.00	40
Indicated	159	4.28	22
Sub-total M&I	410	4.72	62
Inferred	130	5.03	21
Total Turmalina, Faina, and Pontal
Measured	1,289	4.92	203
Indicated	1,563	5.21	263
Sub-total M&I	2,853	5.08	466
Inferred	3,268	6.40	673

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources include the Turmalina Mine, Faina deposit, and Pontal deposit.
4.	Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au at Turmalina, 3.8 g/t Au at Faina, and 2.9 g/t Au at Pontal.
5.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
6.	Mineral Resources are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar.
7.	A minimum mining width of approximately 2 m was used.
8.	Bulk density is 2.76 t/m3 for Orebodies A and B and 2.95 t/m3 for Orebody C at the Turmalina mine.
9.	Gold grades are estimated by the inverse distance cubed interpolation algorithm using capped composite samples.
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	Numbers may not add due to rounding.

Roscoe Postle Associates Inc. (“RPA”) is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the Mineral Resource estimates.

Mineral Resource Estimate – Turmalina Mine

The updated block model for the Turmalina Mine is based on drilling and channel sample data using a data cut-off date of June 30, 2014.  The database comprises 2,420 drill holes and 10,862 channel samples.  The estimate was generated from a block model constrained by three-dimensional (3D) wireframe models that were constructed using a minimum width of two metres.  The gold grades are interpolated using several interpolation algorithms using capped composited assays.  A capping value of 50 g/t Au was applied for all three Orebodies.  The Mineral Resources are reported using the gold grades estimated by the inverse distance cubed (ID3) method.  The wireframe models of the mineralization and excavated material for the Turmalina Mine, Faina Deposit and Pontal Deposit were constructed by Jaguar and reviewed by RPA.

The mineralized material for each Orebody was classified into the Measured, Indicated, or Inferred Mineral Resource categories on the basis of the search ellipse ranges obtained from the variography study, the observed continuity of the mineralization, the drill hole and channel sample density, and previous production experience with these orebodies.

The Mineral Resources are inclusive of Mineral Reserves.  For those portions of the Mineral Resources that comprise the Mineral Reserve, stope design wireframes were used to constrain the Mineral Resource reports.

Additional Mineral Resources are present that reside beyond the Mineral Reserves.  For these areas, clipping polygons were prepared to aid in the estimation of the Mineral Resources.  The clipping polygons were prepared in either plan or longitudinal views, as appropriate.  The clipping polygons were drawn to include continuous volumes of blocks whose estimated grades were above the stated cut-off grade, and were not located in mined out areas.  The clipping polygons were used to appropriately code the block model and report the Mineral Resources.

At a cut-off grade of 2.5 g/t Au, the Mineral Resources at the Turmalina Mine comprise 2.18 million tonnes at an average grade of 4.93 g/t Au containing 346,000 ounces of gold in the Measured and Indicated Resource category and 1.6 million tonnes at an average grade of 5.7 g/t Au containing 292,000 ounces of gold in the Inferred Mineral Resource category.  The Mineral Resources are presented in further detail in Table 5.

Table 5 Summary of Mineral Resources as of December 31, 2014 – Turmalina Mine

Jaguar Mining Inc. – Turmalina Mine

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Orebody A:
Measured	412	6.93	92
Indicated	491	8.35	131
Sub-total M&I	904	7.70	224
Inferred	389	11.38	142
Orebody B:
Measured	514	3.11	51
Indicated	67	3.12	7
Sub-total M&I	581	3.11	58
Inferred	16	2.83	1
Orebody C:
Measured	40	2.48	3
Indicated	657	2.88	61
Sub-total M&I	697	2.86	64
Inferred	1,191	3.88	148
Total Turmalina Mine:
Total, Measured	966	4.71	146
Total, Indicated	1,215	5.10	199
Total Measured & Indicated	2,182	4.93	346
Total, Inferred	1,596	5.69	292

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au.
3.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
4.	Mineral Resources are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar.
5.	A minimum mining width of approximately 2 m was used.
6.	Bulk density is 2.76 t/m3 for Orebodies A and B and 2.95 t/m3 for Orebody C.
7.	Gold grades are estimated by the inverse distance cubed interpolation algorithm using capped composite samples.
8.	Mineral Resources are inclusive of Mineral Reserves.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the Mineral Resource estimates.

Mineral Reserve Estimate

Mineral Reserves for Turmalina are based on the Mineral Resources as of December 31, 2014, mine designs, and external factors.  Table 6 summarizes the Mineral Reserves.

Table 6 Mineral Reserve Estimate – December 31, 2014

Jaguar Mining Inc. – Turmalina Mine
Orebody	Classification	Tonnes (000)	Grade (g/t Au)	Au Ounces (000)
A	Proven	333	5.00	54
	Probable	566	6.96	127
C	Probable	367	3.14	37
Total	Proven & Probable	1,268	5.33	217

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves were estimated at a break-even cut-off grade of 2.9 g/t Au. Some stopes were included using an incremental cut-off grade of 1.5 g/t Au.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.
4.	A minimum mining width of 3 metres was used.
5.	Bulk density is 2.7 t/m3.
6.	Numbers may not add due to rounding.

The Mineral Reserves consist of selected portions of the Measured and Indicated Resources that are within designed stopes and associated development, designed by MCB Serviços e Mineração (MCB), a Brazilian consulting group.  A breakdown by location is given in Table 7.

TABLE 7 TURMALINA MINERAL RESERVES BY LOCATION

Jaguar Mining Inc. – Turmalina Mine
Orebody	Area	Tonnes (000)	Grade (g/t Au)	Au Ounces (000)
A	Level 6	68	4.50	10
	Level 7	63	5.40	11
	Level 8	266	5.73	49
	Level 9	503	6.83	111
C	Level 1	65	3.66	8
	Level 2	20	3.43	2
	Level 3	283	3.00	27
Total		1,268	5.33	217

Dilution and extraction (mining recovery) have been included in the reserve estimate through the following:

•
Areas within the stope designs below 2.9 g/t Au.  The resource wireframes were constructed at a cut-off grade of 0.5 g/t Au, and therefore include material below the reserve cut-off grade for continuity.

•
In Orebody A, planned dilution includes areas where the stope designs run outside of the resource wireframe, to achieve minimum width and due to irregularities in geometry.  An allowance of 0.5 m on each of the hangingwall and footwall sides has been added.  This allowance is built into the stope design.

•	In Orebody C, ground conditions are good, and planned dilution due to geometry was deemed sufficient. Stope designs do not include the extra allowance of 0.5 m.

•	In both A and C, unplanned dilution from over-break into the surrounding rock was based on an estimate of 15%.

•
Extraction is assumed to be 100%.  Although some losses are encountered during blasting and mucking, they are minimal, and reconciliation to mill results indicates that high dilution/high extraction assumptions match up well.

•	Pilar recovery stopes on Level 6 (a mostly mined-out area) are treated differently, with a dilution factor of 50% and extraction factor of 70% applied.

Cut-Off Grade

A break-even cut-off grade of 2.9 g/t Au was estimated for Mineral Reserves, using a gold price of US$1,200/oz, and average gold recovery of 88% and 2014 cost data for the Turmalina Mine.  Gold prices used for reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources.

Cost data was stated in US dollars, using the exchange rate at the time (approximately 2.5 BRL to the US dollar).  The US dollar has strengthened considerably against the BRL recently, with a rate of 3.2 BRL to the US dollar at the time of reporting.  A majority of Turmalina costs are denominated in BRL, which means that the US dollar costs stated in this report are likely to be conservative estimates.

An incremental cut-off grade of 1.5 g/t Au was estimated using variable costs only.  Some stopes with diluted grades between 1.5 g/t Au and 2.9 g/t Au were included in Mineral Reserves.  For Orebody A, incremental-grade stopes make up approximately 10% of the total, a proportion that RPA considers to be reasonable.  For Orebody C, approximately 50% of stopes are incremental-grade – a higher proportion than is typical.

Although the cost data available from Turmalina is not easily categorized by Orebody, it is reasonable to assume lower costs in Orebody C, given better ground conditions and shorter haulage to surface.

The mill has excess production capacity, not otherwise put to use.  Additional incremental ore will not displace better grade material.  On this basis, RPA considers the high proportion of incremental material (approximately 20% of total reserves) to be acceptable.

Mining Operations and Metallurgical Process

The Turmalina Mine Complex consists of a number of tabular bodies known as Orebodies A, B, and C.  Two satellite deposits, Faina and Pontal are located along strike to the northwest.

The main production of the mine has been from Orebody A, which is folded, steeply east-dipping, with a strike length of approximately 250 m to 300 m, and an average thickness of six metres.  Mineralization has been outlined to depths of 700 m to 750 m below surface.  The southern portion of Orebody A is composed of two parallel narrow veins.  The northern portion of Orebody A is much the same as the southern, however, the two parallel zones nearly or completely merge and therefore the zone is much wider overall (up to 10 m).

Orebody B includes three thinner, lower-grade lenses parallel to Orebody A.  Two of the lenses are located approximately 50 m to 75 m in the structural hanging wall and are accessed by a series of cross-cuts that are driven from Orebody A.  The third lens is located possibly along the axial plane.  The mineralization in this deposit has been outlined along a strike length of approximately 350 m to 400 m and to depths of 650 m to 700 m below surface.  Orebody B is narrow along its entire strike length.

Orebody C is a series of 14 lenses that are located to the west in the structural footwall of Orebody A and are generally of lower grade.  They strike northwest and dip steeply to the northeast.  A minor amount of production has been achieved from these lenses to date.  The mineralization in this deposit has been outlined along a strike length of approximately 800 m to 850 m and to depths of 400 m to 450 m below surface.

Mining Method

The mining method currently in use is longhole sublevel stoping with delayed backfill.  For the fill material, a paste fill product is prepared from detoxified CIP tailings in a plant located near the mill.

The mine is accessed from a five metre by five metre primary decline located in the footwall of the deposit.  The portal is located at elevation 695 m. The mine is divided into levels with Level 01 established at elevation 626 MASL (Table 16-1).  Starting at this level, the vertical clearance between levels is 114 m in the upper portions of the mine (i.e., Level 02 is at elevation 512 m).  Five sublevels, spaced 20 m apart vertically, are driven from the main ramp.  Since the initial development phases, level spacing has been modified so that the mining method could more easily adapt to changing conditions and modifications to the mining method.  The current level spacing is 75 m with sublevels placed every 15 m vertically.  A three metre thick sill pillar is left at each level, except for Level 3.

At each level and sublevel, drifts are developed in the mineralized zone to expose the footwall and the hangingwall contacts.  The drift is extended in both directions along strike, under geological control for alignment, continuing to expose the contacts until the limits of the orebody are reached.

Orebodies A and C are the primary structures being mined, while mining in Orebody B has recently been halted.  Orebody A is located in the footwall of the shear zone and Orebody B in the hangingwall of the shear structure.

Orebody A is closest to the main ramp and is accessed first.  Development is currently progressing to Level 9 in Orebody A.

Orebody C is a secondary system being mined to the west of the portal.  It is of lower grade than Orebodies A or B.  Orebody C is accessed from the main ramp at Level 02.  A separate internal ramp is near completion, which will reduce haul distance to the run-of-mine ore stockpile.

Past mining used a longitudinal retreat sequence for Orebodies A and B – stope extraction began at the ends of the levels and retreated back towards the access.  Stopes are 50 m in length along strike and separated by a five metre to ten metre wide pillar, depending on the thickness of the zone.  Once mining of each longhole stope has been completed, the excavation is filled using a combination of development waste and pumped paste fill.  A bund is constructed using development waste to contain the backfill.  Once the cement content of the paste fill has been allowed to set, the next stope in the sequence can be mined.  The sequence continues until the entire level/sublevel is mined.  Mining then proceeds upward to the next sublevel until the sill pillar is reached.  Stopes are mined from several individual levels simultaneously in order to provide the required number of active workplaces needed to meet production targets.

The retreat sequence, and the need to complete Orebody B mining before cutting off access by mining Orebody A, reduced productivity by limiting the number of stopes available for mining at a given time.

The current LOMP does not consider mining of Orebody B, and involves a change in mine design.  Orebody A will be mined in a primary / secondary sequence via transverse access to the thick centre portion of Orebody A, requiring additional accesses developed in waste.  Each primary or secondary stope is 15 m along strike, with no pillars.  The design change has the effect of increasing the number of available workplaces, and de-links the narrow, lower-productivity ends from the centre.

Although Orebody B is not in the LOMP, and no longer included in Mineral Reserves, future access is possible, either by mining through cemented paste fill and supporting appropriately, or by mining concurrently with the thinner ends of Orebody A.

Environmental Considerations

Environmental studies related to the acid mine drainage potential are been made as requested by SUPRAM on LO 012/2008 (“Licença de Operação” - Operation License). Those studies will be performed until the end of mining and milling operations at Turmalina. All the environmental costs for the Turmalina Project are associated with obligations laid out in the various licenses.

Jaguar has all the necessary environmental licenses for the operation of the Turmalina mining complex.

Taxes

Income taxes are 34% of taxable profit, including a 25% corporate tax rate and a 9% social contribution.  In addition to direct operating costs, royalty payments and depreciation are deductible in determining taxable profit.

Mine Life

The current life of mine plan, based on Mineral Reserves, details mining operations at Turmalina to 2018.  There is good potential to extend the mine life, through infill drilling and further conversion of Mineral Resources to Mineral Reserves.

Markets

The principal commodity at the Turmalina Mine is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.  A gold price of $1,200 per ounce was used for estimation of Mineral Reserves.

Caeté Mining Complex

Property Description and Location

The Caeté mining complex, which includes the Pilar and Roça Grande mines and the Caeté Plant, is located in the state of Minas Gerais, Brazil, 50 kilometers to 100 kilometers east of the city of Belo Horizonte.  The property is comprised of 9,190 hectares of mining and exploration concessions.  The property is owned through Jaguar’s wholly-owned subsidiary, MSOL.

In December 2003, Jaguar acquired the Santa Bárbara property, which includes the Pilar mineral concessions, from Vale.  In November 2005, Jaguar entered into a mutual exploration and option agreement with Vale with respect to seven concessions, known as the Roça Grande concessions, located on 9,500 acres of highly prospective gold properties along 25 kilometers of a key geological trend in the Iron Quadrangle.  The contract between Jaguar and Vale provided Jaguar with the exclusive right over a 28 month period beginning November 28, 2005 to explore and conduct feasibility studies and to acquire gold mining rights in the Vale properties if the studies supported economical mining operations.  The contract granted corresponding rights for Vale to explore the Jaguar property for iron and acquire mineral rights in the property during a three-year period.  In November 2007, Jaguar notified Vale of its intent to exercise the option to acquire all seven Roça Grande concessions.  The final transfers of the Roça Grande concessions to Jaguar were concluded in December 2010 and August 2011.

The mining concessions related to Caeté’s Roça Grande and Pilar mines are in good standing.  Jaguar has all the necessary environmental licenses that are required for the operation of the mining complex.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Roça Grande and Pilar mines are located in the municipalities of Caeté and Santa Bárbara, respectively, in the state of Minas Gerais, Brazil.  Caeté (35,000 inhabitants) and Santa Bárbara (30,000 inhabitants) are comparable towns, located 55 kilometers and 100 kilometers, respectively, from Belo Horizonte.

The towns have good urban infrastructure, including banks, hospitals, schools and general commerce.  Skilled labor is readily available.

The properties can be accessed via a federal highway and state paved roads.  A partially paved 27-kilometer secondary road is used to transport Pilar ROM to the Caeté Plant.

Annual rainfall in area averages between 1,300 millimeters and 2,300 millimeters, 84% of which falls during the rainy season between October and March.  December and January present the most intense precipitation.  Winds, predominantly from the south and southeast, have a low average speed (<1 m/s).  The annual average temperature is slightly above 20ºC.  Air humidity ranges up to 90% even in the summer months.  Annual average evaporation is approximately 934 millimeters.

Power to the project site is currently supplied by CEMIG.  Emergency power is provided by diesel back-up generators.

History

Jaguar acquired the Pilar property from Vale in December 2003 and in November 2005, the two companies entered into a mutual exploration and option agreement with respect to the Roça Grande mineral concessions.

Jaguar initiated exploration activities at Pilar in 2006 and initially contemplated building a sulfide plant on site, but the acquisition of the Roça Grande concessions created an opportunity to develop an expanded project, with greater plant capacity to receive ore from several mineral properties.

During 2007, a number of key events occurred with respect to the Caeté Project.  Jaguar completed a scoping study, received the Implementation License for the Project, secured the power contract for the start-up and commissioned TechnoMine to prepare a NI 43-101 technical report on the Caeté Project mineral resources, which was completed during the year.

In September 2008, expansion plans at the Caeté Project continued as TechnoMine completed the NI 43-101 feasibility study technical report.  By the end of the third quarter in 2008, all necessary permits and licenses for the construction and commissioning phase of the Caeté Project had been received and Jaguar initiated civil works for the milling and treatment circuits.

In November 2008, due to the decline in gold prices, the financial markets and worldwide equity values, including the gold sector, Jaguar temporarily suspended development of the Caeté Project pending an assessment of market conditions and the availability of capital to move the project forward.  Consistent with the decision to suspend the development of the Caeté Project, underground work at the Roça Grande Mine was temporarily suspended; however, development at the Pilar Mine continued.

In December 2008, Jaguar began transporting ore by truck from the Pilar Mine to the Paciência Plant to supplement the ore being supplied from Paciência’s Santa Isabel Mine.

In March 2009, Jaguar completed a $86.3 million equity offering, the proceeds of which were primarily used to restart development and construction at Caeté.  During 2009 and part of 2010, Jaguar focused on the implementation and construction of the Caeté Project.  The Caeté Plant was commissioned in June 2010.  The first gold pour was conducted in August 2010 and commercial production was declared in October 2010.  Capital expenditures for the Caeté Project totaled US$127 million.

In October 2010, TechnoMine completed an amendment to the 2008 feasibility study, which consisted of an enhancement of the process route and updated Mineral Resource and Mineral Reserve estimates afforded by an increase of the gold price over the life of mine (“LOM”).

In June 2011, Jaguar filed a NI 43-101 compliant technical report prepared by TechnoMine on a number of targets located within the Caeté mining complex.  This technical report added 159,250 ounces of Measured and Indicated Mineral Resources and 92,040 ounces of Inferred Mineral Resources for the Caeté mining complex.

During 2012, an operational review of the Caeté operation determined that operational overhead could be reduced and productivity improved without impacting long-term production capability.  It was also determined to transition the operation to smaller ore and waste development headings, reduced stope dimensions and new ground control methodologies in order to improve head grade over historical results through reduced dilution.  The new ground control methodology is progressing and work is ongoing on the transition toward smaller heading.  The changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for increased and more predictable ounce production.

Gold production at Caeté decreased to 52,170 ounces in 2013, as compared to 54,996 ounces in 2012.

Please refer to section General Development of the Business – Caeté Mining Complex – Production, Added Mineral Resources, Operational Review for recent developments regarding the Caeté Mining Complex.

Geological Setting

Shortly after the Portuguese discovered Brazil in 1500, Portuguese explorers known as Bandeirantes ventured into the interior of the country from Rio de Janeiro and Salvador and discovered alluvial gold in the mid-16th century.  Later on, the Bandeirantes ventured into the country’s interior primarily from São Paulo. Gold found in stream drainages in several parts of the Iron Quadrangle was a major factor in the development of the region.  During the 17th and 18th centuries, an era commonly referred to as the Brazilian Gold Cycle, mining in the Caeté and Santa Bárbara region included numerous moderate size mines, such as Gongo Soco, Cuiabá, Taquaril, São Bento, Santa Quitéria, Pary, Luis Soares, Juca Vieira and Brumal.

The Iron Quadrangle was the principal region for the Brazilian hard rock gold mining until 1983 and accounted for about 40% of Brazil’s total gold production.  Gold was produced from numerous deposits, primarily in the northern and southeastern parts of the Iron Quadrangle, most of which was hosted by Archean or Early Proterozoic banded iron-formations contained within greenstone belt supracrustal sequences.

The ore bodies, which are 15 kilometers apart, are emplaced in Archean age meta volcanic and meta-sedimentary rocks of the Nova Lima Group, folded and sheared along a NE-SW regional trend.

1.	Pilar

The Pilar Ore Body is located at the basal unit of the Nova Lima Group, a unit with a predominance of meta-mafic and meta-ultramafic rocks with layers of both clastic and chemical meta-sediments. The volcanic rocks predominantly consist of talc schist, meta-basalts, meta-dunites, meta-peridotites and serpentinites.  Secondarily, schist occurs with variable amounts of carbonaceous material, sericite, carbonate, chlorite and quartz.  BIF and meta-chert layers are hosted in the meta sediment.

In these layers it is possible to measure the original bedding, with variable directions due to folds, an average axis approximately 135º/45º.  The main BIF layer mapped in the Pilar site is continuous, with length in excess of 10 kilometers and width variable between 5 meters to 50 meters.  At the outcropping north extremity of this layer at the site, known as São Jorge, the BIF was intercepted by a shear zone that promotes a strong hydrothermal alteration.  On surface, this site contains an increased concentration of gold mineralization related to weathered sulfides and quartz veining (found underground in pyrite, pyrrhotite, and arsenopyrite).

Due to the hydrothermal alteration related to the shear zone, large quantities of sericite, chlorite, carbonate, silic, sulfides and also gold were included in the system.

A preliminary interpretation of the gold mineralization at the Pilar mine is that the BIF and gold were deposited simultaneously in a first phase.  Later, due to the shearing events, more gold was intruded in the system and also a remobilization and concentration occurred, creating ore shoots dipping 40° to SSE.  The regional foliation (S2) is very well preserved in all schists showing regular direction, as  N30º -50º E / 40º -65º.

At the western border of the Pilar site, the older rocks (talc schists) were transported over the younger rocks by an inverse fault (thrust fault).

2.	Roça Grande

In the Roça Grande site, the dominant rock types are meta-volcanoclastics and tuffs, represented by quartz-sericite-chlorite schists with variable amounts of carbonaceous material, BIF, metacherts and graphitic schists.  This site is located in the upper unit of the Nova Lima Group.  The bedding is well defined by the iron carbonate and siliceous layers found in the BIF horizons, with an average strike of N70º E, dipping about 30º SE.

Folds are very common and present a regular fold axis azimuth approximately 110º/30º.  Two important BIF horizons are recognized at the Roça Grande site.  They are roughly parallel and are called Structures 1 and 2.  The North Structure (Structure 1) hosts the RG-01 mineralized body and the South Structure (Structure 2) hosts the RG-02, RG-03 and RG-06 mineralized bodies.  The RG-07 mineralized body is located immediately in the hanging wall of Structure 1.

All rocks examined in the Pilar and Roça Grande Ore Bodies were subjected to different degrees of hydrothermal alteration that resulted in the development of carbonate, chlorite, sericite haloes, and quartz veins.  Disseminated sulfides (pyrite, arsenopyrite, stibnite, pyrrhotite, and chalcopyrite) in the quartz veins are common.

Deposit Types

The gold metallogeny in the Iron Quadrangle is complex.  Three types of deposits are the major sources for gold in the region.  Initially, during the deposition of the Archean Nova Lima Group greenstone belt rocks, sea floor volcanic exhalative processes produced BIF and chert that hosted syngenetic sulfide-rich gold deposits. Subsequently, these greenstone belt rocks were deformed and epigenetic shear zone-related gold deposits were formed.  The source of the gold for these epigenetic deposits was quite possibly remobilized gold from the syngenetic exhalative deposits.  Most of the gold in the Iron Quadrangle has come from these first two deposit types. The third type of gold deposit is hosted by silicified and carbonatized schist within shear zones.  All three deposit types are almost uniformly coplanar with the regionally dominant foliation of NE-SW and a lineation within the foliation that plunges to the southeast at generally moderate angles.

Mineralization

Gold in the Pilar and Roça Grande ore bodies occurs dominantly as sulfidized zones with quartz veins or millimiter to centimeter scale sulfidized layers and lenses within sheared banded iron formations and metacherts, in disseminations or concentrated in fold hinges.

Gold is present in fine grains mainly associated with arsenopyrite and less with pyrite and pyrrhotite.  Locally, coarse gold, on a millimeter scale, is found in fractures or in the border of the quartz veins.  A significant amount of gold is also emplaced in sulfidized quartz-sericitic-carbonatic lenses resulting from hydrothermal activity within shear zones.

Both types of gold are found in the Pilar and Roça Grande ore bodies.  Gold mineralization at Pilar is observed equally in both types.  At Roça Grande, gold mineralization is more commonly associated with the BIF horizons. Only in the RG-07 mineralized body can gold be found in quartz veins hosted by sericite (chlorite) schist associated with E-W shear zone.  In the RG-01, RG-02, RG-03 and RG-06 mineralized bodies, the gold mineralization is developed roughly parallel to the original bedding and is related to centimeter bands of massive to disseminated sulfides.  The RG-07 ore body is located inside the E-W shear zone.  All mineralized zones have dimensions variable between 80 meters to 300 meters in width and two meters to ten meters in thickness and all are open at depth.

Three mineralized sectors were defined at Pilar: São Jorge, SW, and PMS-15.  São Jorge is the most important sector and the mineralization occurs associated with BIF and with quartz veins in the same proportion.  In the SW mineralized sector, all the ore zones are related with BIF while the PMS-15 mineralization occurs inside a shear zone with quartz veins and small pieces of the BIF (breccias).  Gold is directly associated with massive and disseminated sulfide, subordinately it can be found as free/visible in quartz.

Exploration

1.	Pilar

In 2004, Jaguar started an exploration campaign at the Pilar property in order to complete a mineral resource evaluation in accordance with NI 43-101 guidelines.  The exploration effort comprised three phases as follows:

Phase 1: After interpretation of the available data, an exploratory diamond drilling program was performed to test the control and the continuity of the mineralization to 200 meters below the surface.  Ore bodies were mainly ore-shoots within the BIF.  The holes intercepted several significant mineralized intervals and pointed out the need for additional investigation of the structural geology of the area.  During this phase, 6,489 meters were drilled in 36 diamond drill holes.

Phase 2: Diamond drill holes tested the structural control and the continuity of the mineralization to 300 meters below surface.  The ore bodies were both ore-shoots within BIF and ore-shoots within the shear zone.  In this phase, 12,926 meters in 41 holes were drilled.

Phase 3: This phase included underground exploration and underground and surface diamond drilling.  The objective was to open up and sample the ore bodies at level 693 meters above sea level with the help of infill underground drilling.  Surface drilling is oriented to gain more data on structural control and in detailing the main ore-shoots.   Through December 2010, Jaguar completed a total of 10,390 meters in ramps and drifts, underground drilling totaling 11,200 meters in 180 holes to detail the ore bodies at levels 1, 2 and 3 and surface drilling totaling 10,186 meters in 19 holes.

Late in 2010 and during 2011 (subsequent to the Caeté Feasibility Study) Jaguar completed an underground drilling program to investigate the down plunge continuity of the mineralization between levels 4 and 10 at the Pilar Mine.  A total of 12,574 meters in 44 drill holes were completed, confirming the extension at depth of the ore bodies. In 2012 and 2013 delineation drilling underground continued.

2.	Roça Grande

Jaguar has drilled intensively at the Roça Grande ore bodies.  Four mineralized bodies named RG-01/07, RG-02, RG-03, and RG-06 were selected for infill diamond drilling and underground exploration started in the RG-01/07 body.  The following has been completed through December 2010:

-	RG-01/07: 10,625 meters in 111 surface and underground drill holes and 5,906 meters in ramps and drifts
-	RG-02: 16,580 meters in 59 surface drill holes and 1,168 meters in ramps and drifts
-	RG-03: 9,407 meters in 56 surface drill holes
-	RG-06: 7,954 meters in 55 surface drill holes

During 2011 and subsequent to the Caeté Feasibility Study, Jaguar completed 9,983 meters in 71 drill holes at the RG-01/07 body as part of an underground infill drilling program. In 2012 and 2013, Jaguar performed 13,922 meters and 10,142 meters of underground delineation drilling, respectively, in RG-01/07.

Drilling

1.	Pilar

MSOL started exploratory works at Pilar in 2004 and has since been actively drilling from the surface and from underground drifts.  From the surface, three sectors of the ore body, Pilar Sul, São Jorge, and São Jorge Extensão were drilled first in exploratory and now in locally detailed grids.  Drill hole lengths range from 41 meters to 841 meters.  Core diameters are consistently HQ from surface through the weathered rock to bedrock.  At one to three meters into bedrock the holes were reduced to NQ diameter to the final depth.

Drill collars were set out by GPS or theodolite surveys.  All holes were drilled within three meters of the planned location.  Azimuth and inclination for angle holes were set by brunton compass, deemed accurate to within 2º azimuth and <1º inclination.  Following completion of the holes, the collars were surveyed with theodolite and cement markers emplaced.  Downhole surveys were completed on 90% of the holes using Tropari (Phase I) or Sperry-Sun and Maxibor equipment (Phases 2 and 3).

Underground drilling is ongoing and is being used as a guide to search for and to detail mineralized bodies laterally to the opening of the drifts.  Drill holes are been performed in BQ and LTK diameters.  Collar location, orientation and downhole surveys follow the same system above.

During 2012 and 2013, totals of 16,504 meters and 19,493 meters, respectively, were performed as delineation undergound drilling in the Pilar mine and the results have confirmed the continuity and the configuration of the mineralized bodies, which are still opened at depth and in the SSE direction.

Roça Grande

Jaguar started diamond drilling at the Roça Grande ore body in August 2006.  Following the completion of the first exploratory holes drilled at the RG-01/07, RG-02, RG-03 and RG-06 mineralized bodies, Jaguar carried out an infill program to detail these mineralized bodies.

Hole lengths ranged from 40 meters to 559 meters.  Holes were located to investigate the mineralized bodies continuity laterally and at depth.  Core diameters are consistently HQ from surface through the weathered rock to bedrock.  At one to three meters into the bedrock the holes were reduced to NQ diameter until the final depth.

Drill collars were set out by theodolite or GPS surveys.   All holes were drilled within three meters of the intended planned location.  Azimuth and inclination for the angle holes were set by brunton compass, deemed accurate to within 2º azimuth and <1º inclination.

Following completion of the holes, the collars were surveyed with theodolite and cement markers emplaced. Downhole surveys were completed on all holes with more than 100 meters in length using Maxibor equipment.

The drilling campain described below between 2008 and 2013 was not part of the Caeté Feasibility Study.

During 2008, Jaguar completed 31,501 meters of drilling for a total of 92 drill holes in the exploration concessions that are part of the Caeté Project mining complex.

During 2009, Jaguar completed 8,650 meters of drilling for a total of 53 drill holes in the exploration concessions that are part of the Caeté Project mining complex.

During 2010, Jaguar drilled a total of 9,649 meters in 84 surface drill holes at some of these targets.  Late in 2010 and during 2011, Jaguar completed an underground drilling program at the Pilar Mine to confirm the continuity of the structure down to Level 11, approximately 860 meters from surface.  A total of 12,574 meters were completed in 44 holes from this new exploration drift.  Significant intercepts of gold mineralization have been identified at depth, confirming the down plunge continuity to 250 meters below current mining levels.  During 2012, underground delineation drilling at the Pilar and Roça Grande mines totaled 30,400 meters.

During the third quarter of 2012, Jaguar completed a first-stage diamond drilling campaign at the Moita target, located four kilometers NW of the Caeté Plant.  This campaign, which comprised of 1,115 meters in 16 drill holes, was performed to test a 400 meters by 50 meters mineralized zone delineated by soil sampling and trenching, within hydrothermally altered metasediments hosted by a shear zone.  Drilling results confirmed the SE down-plunge extension of the mineralization.

In 2013, underground delineation drilling at the Pilar and Roça Grande mines totaled 29,635 meters.

Sample Preparation, Analysis and Security

Detailed documentation on the diamond drilling logs and gold sample analysis is available for both ore bodies in hard copy files.  The majority of the drilling completed on the deposits prior to Jaguar’s acquisitions was performed under Vale’s control and the methods utilized conformed to standard industry practices from 1989 through 2003.

Gold analyses were made internally in the Vale laboratory - SUTEC (Superintendência de Tecnologia da Companhia Vale do Rio Doce).

Channel sampling carried out by Jaguar was restricted to the drifts of the Pilar and RG-01/07 ore bodies and locally, on the surface, in the open pits RG-02 and RG-06 excavation made by Vale and at old works in the RG-01/07.

First, the surface was cleaned with a hoe, exposing the material by scraping it.  Underground, the drift’s walls were cleaned with water.

 Next, structures were mapped, lithologic contacts were defined, and samples were marked so that no sample had more than one lithology.  Typically, the samples had a maximum length of one meter and weighed between one and two kilograms.

Channel samples consisted of manual openings of channels, with lengths ranging from 50 centimeters to one meter, average widths between five centimeters to ten centimeters, and about two and three centimeters deep, using a hammer and a steel pointer crowned by widia or a small jackhammer.  Underground, the channel samples were collected starting at the floor level on one side, going over the drift section to the floor on the opposite side.

An aluminum tray or a plastic canvas was used to collect the material.  The samples were then stored in a plastic bag and identified by a numbered label, which was protected by a plastic cover and placed with the sample.

At the sampling site the samples were identified by number sequence painted in the drift walls.  The sample locations were surveyed by theodolite.

Diamond Drilling Core Sampling

The following are the diamond drill core sampling procedures adopted by Jaguar.

Surface drilling is being executed by drilling contractor Mata Nativa and underground drilling is being carried out by Jaguar’s team. Surface drill holes are being drilled with HQ and NQ tools and underground holes drilled with BQ diameter.  Drill holes are accepted only if they have more than 85% recovery from mineralizer zone.

The drill holes executed to evaluate the ore body have their deviations measured by Maxibore down the hole survey equipment.

The cores are stored in wooden boxes of one meter in length with three meters of core per box (H diameter) or 4 meters of core per box (B or N-equivalent diameter).  The hole number, depth and place are identified in the boxes by an aluminum plate in front of the box and by a water-resistant ink mark on its side.  The progress interval and core recovery are identified inside the boxes by small wooden or aluminum plates.  All core intervals selected for sampling have been sawed into equal halves.   One-half is then collected for analysis and one-half kept in the core box for storage.

Samples were prepared, partially at the SGS laboratories in Belo Horizonte and partially at Jaguar’s laboratory, by drying, crushing to 90% minus two millimeters, quartering with a Jones splitter to produce a 250-gram sample, and pulverizing to 95% minus 150 mesh.  Analysis for gold was by standard fire assay procedures, using a 50-gram or 30-gram sample with an AA finish.

Analytical results were forwarded to Jaguar by email, followed by a paper copy.

Both SGS and Jaguar laboratories used identical sample preparation and analysis.  The SGS laboratory has been assessed by ABS Quality Evaluations, Houston, Texas, and found to be in compliance with ISO 9001.

Mineral Resource and Mineral Reserve Estimates – see page 162 of Caeté FS

As of December 31, 2013, Caeté has an estimated 13,885,310 tonnes of Measured and Indicated Mineral Resources at an average grade of  3.5 grams per tonne totaling 1,564,610 ounces of gold and 7,642,990 tonnes of Inferred Mineral Resources at an average grade of  2.75 grams per tonne totaling  675,870 ounces of gold.

Proven and Probable gold Mineral Reserves, which are included in the reported Mineral Resource estimate, are estimated at 3,758,120 tonnes at an average grade of 2.28 grams per tonne totaling 275,980 ounces.

Mining Operations and Metallurgical Process

Caeté’s mining complex, as built subsequent to the Caeté Feasibility Study, is composed of two underground mines (Roça Grande and Pilar) that primarily utilize the “cut-and-fill” mining method as well as “sublevel stoping” in some areas.  The cut-and-fill method allows for mining selectivity during ore breaking, high recovery, and stability of openings and of the mine as a whole.  It also improves environmental conditions by reducing the amount of waste and tailings disposed on the surface.

The Roça Grande mine is divided into levels at 75 meters vertical spacing.  The Pilar mine is divided into levels at every 75 meters.  Between levels, there is a five-meter-thick horizontal sill pillar at the Roça Grande mine’s RG-02 and RG-03 ore bodies and a three-meter-thick pillar at Roça Grande’s RG-01 and RG-07 ore bodies and at the Pilar mine.  This design is in accordance with the geomechanical study.  A 15-meter-thick crown pillar separates stope top from the surface in addition to structural roll.

Drifts within the ore are developed from the main access ramps to the mineralized ore bodies to expose the hanging wall and the footwall.  Drilling is carried out by hydraulic single or twin boom jumbos, the blasted ore/waste is loaded by five cubic yard bucket LHD wheel loaders and hauled by 20-tonne trucks to the Caeté Plant.

When the excavation of the first vertical slice reaches the entire length of the body, the hydraulic backfill process utilizing detoxified metallurgical plant tailings and/or waste will start.  At first, a draining bund will be built with waste to contain the backfill.  After a draining period, the backfill surface at Roça Grande will be leveled and another drilling and blasting cycle will start.  Until the crown pillar that separates the underground mine from the surface or until the sill pillar of the next panel is reached, the mine will operate according to the following cycle: drilling, blasting, ventilation, loading, hauling, and backfilling.

Ore produced from the mines is transported to the 2,200 tonnes per day capacity Caeté Plant, which is adjacent to the Roça Grande mine.  The Caeté Plant was declared commercial during the third quarter of 2010.

The mineral processing route consists of the following sequence of macro-unit operations:

Block 1: 100% of the total mill feed (solids) – no cyanide addition.

-	Crushing and screening;

-	Grinding, cycloning and gravity concentration;

-	Flotation of the gravity tailings;

-	Backfill plant fed by the flotation tailings (about 90% of the total mill feed).

Block 2: 10% of the total mill feed (solids) – cyanide leaching.

-	Regrinding, cycloning and thickening of the flotation concentrate;

-	Conventional leaching and ADR CIP;

-	Reground/thickened flotation concentrate;

-	Recovery by an EW circuit after elution (desorption) of the CIP loaded carbon;

-	Cyanide destruction plant for the leaching tailings pulp.

The overall metallurgical recovery (gravity separation/flotation/leaching/ADR) is 91.9%.  The metallurgical recovery is based on testwork carried out by Dawson and Knelson.

The Caeté Plant includes five main units: three-stages crushing and screening, grinding, gravity separation, and cycloning, flotation, regrinding-thickening-hydrometallurgy, consisting of a leaching line of the flotation concentrate and an ensuing CIP - ADR circuit, a backfill plant and cyanide-free tailings disposal.  The CIP detoxified (hydrogen peroxide) tailings pulp is conveyed to the geomembrane-sheeted Moita tailings dam.  Gold recovery is performed by a conventional elution and EW circuit.  The cyanide-free flotation tailings feed a backfill plant (cycloning), the overflow of which is thickened for water recovery, while the high-density underflow stream conveyed to a bare (nonlined) tailings dam (former RG-02 open pit).  The underflow (68% solids by weight), corresponding to about 56% of the ROM tonnage is directed to the underground mines (Roça Grande and Pilar) and disposed jointly with mining waste.

A three-stage crushing and screening plant feeds crushed ROM into a surge pile equipped with four belt feeders for a ball mill, in closed circuit with a cyclones cluster, a gravity concentration (Knelson XD-40), and intensive cyanidation (Acacia) of the concentrate.  The cyclone overflow feeds the flotation plant consisting of fourteen 500- cubic foot conventional flotation cells.  The reground-thickened flotation concentrate feeds a conventional leaching and ADR CIP circuit.  The CIP tailings pulp, after detoxification with hydrogen peroxide, is conveyed to the Moita geomembrane-sheeted tailings dam.  Gold recovery is performed by a conventional elution and EW circuit.

The hydrometallurgical route starts at the flotation plant, which is fed by the grinding plant circuit-closing cyclones overflow.  A leaching CIP ADR circuit of the reground flotation concentrate ensues.  The process finishes with the smelting of cathodes into gold bullion by means of an induction furnace.

Environmental Conditions

Jaguar has all the necessary environmental licenses for the operation of the Caeté mining complex.

Taxes

Income taxes are 34% of taxable profit, including a 25% corporate tax rate and a 9% social contribution.  In addition to direct operating costs, royalty payments and depreciation are deductible in determining taxable profit.

Mine Life

The current mine plan extends into 2016.

Markets

All gold produced at the Caeté operation is transported to São Paulo on a weekly basis for refining and sale at market prices.

Gurupi Project

Property Description and Location

The Gurupi Project is located in the state of Maranhão, Brazil.  MCT controls the Gurupi Project through a total of 32 mineral concessions totaling 137,419 hectares.  The Cipoeiro and Chega Tudo deposits, which were the subject of a January 2011 feasibility study filed by Jaguar, are located in two of these 32 mineral concessions.  No commercial production of gold has taken place on the Gurupi property.

The mineral rights (applications for mining concessions) in connection with the Cipoeiro and Chega Tudo deposits are in good standing.

The Cipoeiro and Chega Tudo deposits are located in an area that belongs to the National Institute of Colonization and Agrarian Reform (“INCRA”).  Jaguar filed a request for release of land tenure from INCRA in February 2010.  On December 28, 2010, INCRA issued a ruling that entitles Jaguar to start negotiations with landowners and settlers.  Jaguar has carried out a socioeconomic evaluation in the area and completed a comprehensive resettlement project that has been well received by the landowners and settlers. INCRA had issued a memo in late 2013 rejecting Jaguar’s first proposal with respect to land negotiations. Another feasibility study is underway with a lower impact mining method.  Jaguar will submit a new proposal to INCRA for land easement based on this study.

In addition to statutory royalties based on gold production paid to the Brazilian government, Jaguar will be required to pay a 0.75% NSR to Rio Tinto Desenvolvimentos Minerais Ltda. (“Rio Tinto”) on gold production from six mineral concessions, including Cipoeiro.  On December 28, 2012, Jaguar received notice that Rio Tinto had transferred its royalties rights to Vaaldiam Mining Inc.

Jaguar will also be required to pay a sliding scale NSR, which is based on gold price and covers 27 mineral concessions, including Chega Tudo, to Franco-Nevada Corporation (“Franco-Nevada”) as follows:

Scale of Franco-Nevada NSR
US$/ounce	(%)
0-250	0.00
250-300	0.30
300-359	0.40
350-400	0.75
>400	1.00

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gurupi Project is accessed via the Maracaçumé - Chega Tudo village road, a single lane municipal dirt road.  A paved highway, which connects São Luís to Belém, is located approximately 60 kilometers from Gurupi.  The international airport of Marechal Cunha Machado is located in São Luis, the state’s capital located 500 kilometers to the northeast of the Gurupi Project.  The city of Belém, which is located 383 kilometers from the Gurupi Project, has an international airport with direct daily flights to the United States.  There is a small airstrip for light passenger aircraft near the town of Maracaçumé.  The São Luis port receives about 50 ships per month and is equipped to handle supplies for the project.  Skilled labor is expected to be available upon commencement of mining operations.

The climate is equatorial, dry in winter and with a rainy period in summer (December to May).  Average monthly temperatures range from 25.8°C in March to approximately 27.4°C in October and November.  Temperature extremes range from 17.2°C to 37.7°C.  Rainfall in the area can range between 1,200 mm and 3,200 mm, averaging 2,000 mm.  Climate conditions permit year-round mining operations.  Exploration field seasons are usually limited to the dry season as activities can be dependent on rainfall intensity.

The terrain surrounding the deposits is adequate for construction of all required facilities, including administration, camp, mine, plant, tailings and rejects, and waste rock disposal facilities. Power to the project site is currently supplied by the local utility company CEMAR.

Fresh water to the future plant will be provided by the Gurupi River, which is about 14 kilometers from the future plant site.  A water treatment system will be installed at the plant site to provide proper potable water supply.

The physical relief in the project area varies from virtually flat to low rounded hills with about 30 meters of relief.  Secondary-growth tropical bush and open grass lands cover the vast majority of the area.  Most of the area adjacent to the site is used for cattle ranching, farming and logging activities.  Chega Tudo and Cipoeiro areas are crossed by small intermittent streams and have rural villages on the margins of the northern extent of the mineralization.

History

Gold was first discovered in the project area in the 17th century by colonial settlers.  During the early 1900s and again in the mid-1980s, intermittent small-scale production took place as part of a region-wide rush of artisan miners, known in Brazil as garimpeiros.  Gold was mined from oxidized weathered material, including alluvium, saprolite, and saprolite-hosted quartz veins, mostly from open pits limited to about 40 meters in depth. Underground excavations have been of much lesser importance.  Historical records do not exist.  However, the production of about 200,000 ounces of gold has been estimated over the past century or so through these small-scale efforts.

CNM Companhia Nacional de Mineração Ltda. (“CNM”), a wholly-owned subsidiary of TVX Gold Inc. (“TVX”), commenced exploration in the project area in 1994.  Later that year, a joint venture between TVX and Santa Fe Pacific Gold Corp. (“Santa Fe”) was established.

CNM first drilled the Chega Tudo deposit by targeting the known garimpo pits in the vicinity of the Chega Tudo village.  At Cipoeiro, mineralization was first drilled in late 1996 following the onset of garimpeiro activity.  From 1994 to 1997, exploration work programs comprised soil, saprolite, rock chip and channel sampling, information acquisition from airborne-photogrametry programs, topographic data generation, ground magnetic geophysical surveys, reconnaissance geological mapping, airborne magnetic and gamma-ray surveys, core and reverse circulation (RC) drilling and metallurgical testwork.

In 1997, Newmont purchased Santa Fe and assumed control of the project.  Between 1997 and 2000, Newmont conducted exploration work, including geological mapping, geochemical sampling, airborne electromagnetic (“EM”) survey, ground magnetic and induced polarization (“IP”) surveys, diamond drilling and RC drilling, core re-logging program, metallurgical testwork with a strong focus on comminution indices, construction of geological models and estimation of mineral resource grades and tonnages.

In 1999, TVX entered into a strategic business partnership with Normandy Mining Ltd. (“Normandy”), forming TVX Normandy Americas, which controlled the project.  In 2002, Newmont acquired Normandy.  As a result, TVX Normandy Americas became 49.9% owned by Newmont and 50.1% owned by TVX.

In 2003, TVX purchased Newmont’s interest in TVX Normandy Americas for US$180 million. Also in 2003, TVX, Kinross and Echo Bay Mines Ltd. (“Echo Bay”) merged and the resulting entity, Kinross, took ownership control of the project.

Kinross completed infill and definition core drilling programs at the Chega Tudo and Cipoeiro targets, metallurgical testwork, and bulk and solids density determinations.  In 2005, an unpublished feasibility study was commissioned and completed by AMEC.  The AMEC feasibility study envisioned mining to be performed by conventional open pit techniques, while the process route considered a primary crushing, semi-autogenous grinding mill, ball milling and a stripping and EW plant following a leaching-CIP circuit.

From 2006 through 2008, Kinross resumed mineral exploration with the intention of investigating other potential targets that could increase mineral resources.

In 2009, Jaguar entered into negotiations with Kinross to acquire the project and commissioned PAH to conduct a review of mineral resources, which was completed in early December 2009.  On December 2, 2009, Jaguar acquired 100% of MCT, which holds all of the mineral licenses for the Gurupi Project, from an indirect wholly-owned subsidiary of Kinross.  Jaguar satisfied the US$39 million purchase price for MCT by issuing 3,377,354 common shares in the capital of Jaguar to Kinross, representing approximately 4.07% of Jaguar’s outstanding common shares (on a non-diluted basis) as of the date of the acquisition.  Shortly thereafter, Jaguar commissioned AMEC to prepare a prefeasibility study to identify cost-saving areas and to identify additional requirements for a feasibility study.  AMEC’s prefeasibility study was completed in May 2010.  Subsequently, Jaguar commissioned TechnoMine to conduct the Gurupi  Feasibility Study, which was completed in January 2011.

Please refer to General Development of the Business - Gurupi Project – Completion of Feasibility Study, section for most recent updates on environmental licensing for the project.

Geology and Mineralization

The Gurupi Project area lies within an elongate northwest–southeast-trending shear zone developed along the boundary between a Lower Proterozoic metamorphic belt (Gurupi greenstone belt) and the southwestern margin of the Archaean São Luis craton.  Most of the gold deposits and showings of the Gurupi greenstone belt, including Chega Tudo and Cipoeiro, are hosted in structures associated with the strike-slip, sinistral Tentugal shear zone.  The project deposits are considered to be typical of mesothermal vein-style, or orogenic-style gold deposits.

Chega Tudo is hosted in a dacite metavolcanic unit. Intrusive gabbro, extrusive andesite, and arkosic arenite rocks are in structural contact with the dacite. Rocks in the deposit area have been widely affected by hydrothermal alteration. Mineralization is emplaced mainly in dacite and found solely within zones of quartz–sericite–pyrite alteration and is closely related to the amount of pyrite introduction.  Typically, mineralization forms en-echelon pods elongated with the shear foliation and persisting for tens to hundreds of meters of strike and a similar distance down dip.  These northwest-trending, steeply southwest-dipping mineralized zones range from a few meters to as much as 30 meters in width and can form multiple pods that can be as much as 100 meters wide.

Two main litho-types are recognized at Cipoeiro, a tonalite and an arkosic fine-grained arenite with thin quartz–pebble conglomerate layers.  The primary mineralization is hosted by a coarse equigranular intrusive of tonalitic composition. The hydrothermal system at Cipoeiro was chemically similar to Chega Tudo’s.  Silica flooding and replacement of the tonalite is more intense and more widespread than seen in the metavolcanics at Chega Tudo.  However, gold remains most closely associated with sulfide (pyrite) introduction and quartz–sericite alteration. Two zones of mineralization have been defined, the Contact Ore Zone on the south and the Blanket Ore Zone to the north.  The zones are separated by the Central Fault Zone (CFZ).

Exploration

TVX, Santa Fe, Newmont and Kinross conducted exploration activities on the Gurupi Project, including the acquisition of an airborne photogrammetry base, topographic data, reconnaissance, regional and detailed geological mapping, soil, saprolite, rock chip and channel sampling, ground and airborne geophysical surveys, reverse circulation (“RC”) and diamond drilling, mineralization characterization studies and metallurgical testing of samples.  Petrographic, fluid inclusion, stable isotope studies, and density measurements on the different lithologies were also carried out.

During 2004, Kinross performed a two meter resolution topographic survey of the garimpeiros’ pits.  Topography was checked based on field surveys completed by licensed Brazilian surveyors using modern survey instruments.  The field surveys confirmed the current limits of the garimpeiros’ pits in the topographic surface.

Regional and detailed geological mapping was completed in several phases.  Map scales varied from regional (1:50,000) to local (1:500).  Regional scale mapping was based on a photogrammetry base; prospect-scale mapping used grids for control.  Map results were used to identify areas of quartz veining, alteration, and sulfide outcrop that warranted additional work.  Interpretation of air photos was used to vector into areas that required more detailed geological mapping and sampling.

Soil, saprolite, rock chip and channel sampling were used to evaluate mineralization potential and generate targets for RC and diamond drilling.  A total of 42,024 soil, rock chip and saprolite samples were taken, primarily in areas of known garimpeiros workings.  Channel sampling of the garimpeiros pits and excavations totalled 6,277 samples.

Airborne geophysical surveys, comprising magnetic, radiometric and EM data acquisition, treatment, and interpretation were used to vector into mineralization and generate targets for drilling programs.  Surveys were performed by contract expert geophysical firms.  The airborne magnetic and radiometric survey covered about 10,180 line km, in an area of about 1,900 km2.  The EM Survey covered an area of about 497 km2, corresponding to approximately 2,655 line km.  Airborne geophysical anomalies were checked on the ground using ground geophysics magnetics and Induced Polarization (“IP”) surveys.

Ground surveys were performed by Newmont and Kinross personnel.  Ground magnetic surveys were performed at Chega Tudo, covering 43 line km in an area of approximately 10 km2. A total of 64 line km of IP surveys were completed at Cipoeiro and Chega Tudo, covering a total area of 22 km2.

Geophysical surveying has been effective in mapping sulfide mineralization that could include gold mineralization associated with regional structural trends and associated splay structures.

The Brazilian Geological Service (“CPRM”) undertook detailed geological, mineralogical, isotopic and age-dating studies on the Gurupi Belt, which included generating chemical data for hydrothermal chlorites and stable isotope (O, H, C, S) compositions of silicate, carbonate and sulfide minerals from the Chega Tudo and Cipoeiro deposits. These chemical and isotopic results, in addition to field, structural, and petrographic information, enabled the CPRM staff participating in the studies to discuss petrogenesis-related variables of the Cipoeiro and Chega Tudo deposits, including temperature and redox conditions of mineralization, as well as possible sources for fluids and metals.

Such data have a major influence on metallogeny models for exploration, and therefore on exploration program layouts.

Five mineralization samples were examined using scanning electron microscopy to aid in gold mineralogy determinations.  The results were used to define the Project’s mineralogy.

Drilling

Drilling on the Project has consisted of 448 core holes over 67,940.70 meters and 258 RC drill holes over 27,518.66 meters for a total of 706 holes drilled over 95,495.36 meters.

The RC holes were drilled using 3.5-inch (88.9 millimeters) rods with a nominal 4.5-inch (114.3 millimeters) diameter hole.  RC samples were collected at regular one meter intervals in plastic bags at the sample cyclone.  The entire sample was then transported back to the field sample preparation facility for drying, splitting and preparation.

Core diameters are consistently HQ (63.5 millimeters) diameter core from surface through the saprolite to bedrock. At depths of about one meter to three meters into bedrock the holes were reduced to NQ (47.6 millimeters) diameter to the final hole depth.

Core was transferred to wooden core boxes and brought to the Project core processing facility where it was photographed, logged for geological and geotechnical information, and sampled.  Transportation of core boxes to the Newmont-built, well-organized and well-maintained core shed was done by the drilling company personnel or the drilling supervisor.

Logging of RC drill cuttings and core utilized standard logging procedures.  Initial logging utilized paper forms, with manually-entered data into a database from the form.

Samples were geologically logged with a system for identifying lithologies, alteration assemblage, degree of ductile shearing, quartz veining, and sulfide content.  Kinross added geotechnical logging to the program in 2003.

In 1998, Newmont relogged the drill core and select RC hole samples from Cipoeiro.  The relogging focused on identifying and coding into a drill core sample database some key features associated with the mineralization, including sulfide percent, quartz–sericite alteration and shear foliation.

Drill cores were photographed prior to splitting and a photographic record is kept of all drill hole and core logs.

Drill hole collar coordinates were gathered during the 1990s drilling campaigns using hand-held GPS instruments.

Drill collars for the 2003 to 2008 drill holes were surveyed prior to the rig occupying the site and after completion of the hole.  Surveys were performed using digital GPS and Total Station instruments.  Only the final completed hole survey was used in the project database.

Down-hole surveys of core holes have been performed using Ezy-shot and Tropari instruments.  RC holes were not typically down-hole surveyed.

Detailed measurements of core recovery have been routinely recorded on geological logs for virtually all the core holes.

Tonalite and dacite recoveries generally exceeded 95%.  Although in near-surface, saprolitic material core recovery varied considerably, the overall recovery consistently exceeded 85% to 90%.

Drill holes have been drilled on oblique northeast–southwest 50-meter drilling fences, with holes drilled at 50-meter intervals along these sections.

At Chega Tudo, the majority of drill holes have angles between 40º to 60º to the southwest; however, due to restrictions on drill hole collar locations in areas close to Chega Tudo village, some drill holes were directed to the northeast.  Several holes have been directed in slightly varied orientation to the fences.  Mineralization at Chega Tudo typically dips approximately 80ºSW with a true thickness of 10–50 meters, comprising individual “lodes” ranging in thickness from 2–20 meters.

Drill holes within the Chega Tudo deposit are based on a grid line that has a baseline with a northwest–southeast orientation.  Sections along the base line have irregular spacings, ranging from 25-80 meters.  Drill holes are spaced along the lines at 30–60 meter spacings.  Drilling that supports estimation comprises 42 RC holes over 3,426 meters and 83 core holes over 11,727 meters.

The majority of drilling directed at the Contact Zone mineralization within Cipoeiro has a 60º angle to the southwest.  The drilling directed at the Blanket Zone has a variety of angle due to the varying dip of the deposit.  Almost all of the drilling is directed to the southwest.  At Cipoeiro, the Contact Zone dips to the NE at approximately 45º to 60º, while the Blanket Zone has a variable dip to the south between 10º to 50º.

The Cipoeiro drill holes fall within two drilling grids.  The first grid, covering an area of 2,450 meters x 380 meters within the Contact Zone, has a base line that is oriented north–northwest–south–southeast.  Section lines within the grid are irregular; line spacings range between 50 meters and 100 meters.  Drill holes are typically spaced at 50 meters along the lines.  The second grid covers the Blanket Zone and covers an area of about 1,100 meters x 600 meters.  The grid base line has a north–northeast–south–southwest alignment.  Section lines are spaced irregularly along the baseline, varying from 60 meters to 90 meters.  Drill hole spacing along the lines ranges from 40 meters to 80 meters.  Drilling that supports estimation comprises 40 RC holes over 4,086 meters and 124 core holes over 19,164 meters.

Between the third quarter of 2011 and the second quarter of 2012, Jaguar conducted a comprehensive diamond drilling campaign at the Chega Tudo and Cipoeiro deposits within the Gurupi Project.  A total of 24,497 meters were drilled in 107 holes for 19,655 samples recovered.  The drill results confirmed the extension of the mineralization to a depth of over 350 meters below surface at Chega Tudo and over 300 meters depth at Cipoeiro.  Previous drilling programs, which included a total of 75,233 meters drilled in 543 holes, had confirmed the mineralization to depths of approximately 130 meters at Chega Tudo and 170 meters at Cipoeiro.  Gold mineralization at both the Chega Tudo and Cipoeiro deposits remains open at depth.

Based on analysis of the recent drilling results, Jaguar increased its estimated Measured and Indicated Mineral Resources at its Gurupi Project by 40% to 3.52 million ounces of gold.  The mineral resources, stated at a cut-off grade of 0.21 g/t Au, include 46.66 million tonnes of Measured Mineral Resources at 0.72 g/t Au and 95.98 million tonnes of Indicated Mineral Resources at 0.79 g/t Au, in total of 142,636,280 tonnes of Measured and Indicated Mineral Resources at 0.77g/t and 3,519,410 ounces of gold.  The cut-off grade of 0.21 g/t Au was based on $1,500/ounce gold price.

The Mineral Resource estimates for the Gurupi Project were carried out by Ms. Leah Mach, Principal Geologist, at SRK.  Ms. Mach is an independent Qualified Person in accordance with NI 43-101.

Work on a revised feasibility study for the development of the Gurupi Project has been delayed indefinitely as Jaguar continues to focus on completing the restructuring and implementation of the production programs at its operations in Minas Gerais.

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro deposits, the Gurupi concession includes 12 additional identified targets in 32 contiguous mineral rights totaling 138,548 hectares.  These additional targets have not been included in any of the Company's Mineral Resource estimates or feasibility studies related to the Gurupi Project to date.  These targets have been identified by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling, and represent the potential for further increases in mineral resources at Gurupi.

During the third quarter of 2012, Jaguar completed infill and extensional diamond drilling carried out over a 900-meter (along the strike) mineralized sector of one of the 12 additional targets mentioned above.  This target, known as the Mandiocal Target, is located approximately one kilometer NW of Gurupi’s Chega Tudo deposit and represents the extension of its mineralized structure.  The drilling results, in addition to results obtained by drilling performed by the previous owners, confirm the deposit mineralization extend to the NW.

Sampling and Analysis

In 1996, Santa Fe established a sample preparation facility at the project site to handle the core, RC, and surface geochemical samples collected during exploration programs managed by Santa Fe and later Newmont.  Company personnel were responsible for sample preparation from 1996–2000.

There is no record of the analytical laboratories prior to 1996.

Core, RC, and surface geochemical samples (from the Santa Fe and Newmont programs (1996–2000) were dispatched to Nomos Análises Minerais Ltda. (“Nomos”) in Belo Horizonte, Brazil.  Samples generated by Kinross exploration and delineation drilling programs between 2003 and 2008 were prepared and analysed by Lakefield–Geosol Laboratories (Lakefield), also in Belo Horizonte.

Lakefield is independent of Kinross, and was ISO-certified at the time of analysis. Lakefield was acquired by the SGS Laboratory Group during 2004.

Check sampling has been undertaken by ALS Chemex, Bondar Clegg and Cone Laboratories.

Bondar Clegg was an independent, ISO-certified laboratory group that was acquired by ALS Chemex in 2001.  The ALS Chemex laboratories maintain independence and ISO certification.  Cone Laboratories certification at the time of analysis is unknown.

Extensive documentation for the sample preparation by Santa Fe and Newmont at the on-site laboratory preparation facility was reviewed for the purposes of the in-house AMEC 2005 feasibility study.  Methods utilized conform to standard industry practices.

Drill samples were crushed to minus 10 mesh; then a two kilogram split was pulverized to a nominal 90% passing 150 mesh using a ring pulverizer.  An assay split of 250 grams was collected from the pulp and shipped to Nomos for a 50-gram fire assay digestion, and AA determination for gold.  Results greater than 10.0 grams per tonne of gold were re-assayed with a gravity finish.

Kinross’ diamond core samples were prepared and assayed at Lakefield’s Belo Horizonte laboratory.  The sample preparation and assay procedures were similar to those used by Santa Fe and Newmont.

Samples were crushed and pulverized in their entirety to 95% passing 150 mesh using a ring pulverizer.  A 250-gram sample pulp was then collected for analysis.  Lakefield employed the same 50-gram fire assay digestion and subsequent AA determination method to complete each analysis.

Blank control samples were typically inserted into the sample stream.  Review of the blank results performed by AMEC in 2005 indicated that the sample preparation process was free of contamination.

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered.  The current Project database is in MS Access.  Geological data from early drilling programs were entered into spreadsheets in a single pass.  Assays were received electronically or by disc from the laboratories and imported directly into the database.  Drill-hole collar and down-hole survey data were manually entered into the database.

Data were verified prior to geological modeling and mineral resource estimation by means of in-built program triggers within the software.  Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

Documentation for the pre-Kinross programs is generally available, but not comprehensive.  Typically, geological logs, and analytical data are preserved for all drill holes; however collar data is partially missing.

Paper records were kept for all Kinross assay and QA/QC data, geological logging and density information, downhole and collar coordinate surveys.  All paper records were filed by drill hole, for quick spotting and retrieval of any information desired.  Assays, downhole surveys, and collar surveys were stored in the same file as the geological logging information.  In addition, sample preparation and laboratory assay protocols from the laboratories were monitored and kept on file.

Assay pulps and crushed reject material are stored off-site.  Core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities.  The core boxes are racked in numerical sequence by drill hole number and depth.

Security of Samples

During the 2003–2004 and 2007–2008 periods of Kinross drilling programs, cores were kept at the drill rig until the end of each shift.  They were then delivered to the logging facility and placed on benches for photography and logging.  The core was typically sawed and sampled within a three-day period.  During the various stages of this process, the access to the core was available to assigned drill crew, supervisors and project staff.

Sample sacks were typically accessible to a limited number of transportation personnel during shipment of samples to Belo Horizonte.  Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments, to assure that all samples were received by the laboratory.

Mineral Resource and Mineral Reserve Estimates

As of December 31, 2013, the Gurupi Project has an estimated 142,636,280 tonnes of Indicated Mineral Resources at an average grade of 0.77 grams per tonne totaling 3,519,410 ounces of gold and 7,719,290 tonnes of Inferred Mineral Resources at an average grade of 0.67 grams per tonne totaling 165,340 ounces of gold.

Probable gold mineral reserves, which are included in the reported Mineral Resource estimate, are estimated at 63,756,700 tonnes at an average grade of 1.14 grams per tonne totaling 2,327,930 ounces.  Mineral Reserve estimates are based on TechnoMine’s 2011 feasibility study and do not contemplate the 2012 Mineral Resource increase as per estimates for the Gurupi Project carried out by Ms. Leah Mach from SRK.

Environmental Licensing

Please refer to section General Development of the Business – Gurupi Project – Completion of Feasibility Study section for most recent updates on environmental licensing for the project.

Summary of Project Economics

In accordance with the 2011 TechnoMine feasibility study, the adopted gold price for the Gurupi Project base case scenario is US$1,066 per ounce of gold average for the LOM.  The Project’s estimated non-discounted “monetizable” (salable) total gold production is 1,932,920 ounces of gold, which would yield total non-discounted gross revenue of US$2,060.5 million.  Based on a 13-year LOM, the average annual gross revenue would amount to US$158.5 million.  Below is a summary of the Project economics.

ROM total tonnage: ROM total contained gold:	63,756,700 tonnes 2,327,930 ounces
Mill Feed Grade (LOM average): Mining Rate:
1.10 grams per tonne
4,000,000 tonnes in 2013
4,500,000 tonnes in 2014
5,000,000 tonnes yearly from 2015 to 2021 5,200,000 tonnes in 2022
5,256,700 tonnes in 2023
4,900,000 tonnes yearly from 2024 to 2025

ROM average “cruise” production:	13,890 tonnes per day
Metallurgical recovery:
Total gold production:
Gold average annual production:
Project life (LOM):
CAPEX (total):
Average cash cost:
Average full-loaded cash cost:
Start of production:
Exchange rate construction period
Exchange rate over LOM

85.6%
1,932,920 ounces of gold
148,690 ounces per year
13 years
US$345.7 million (straight)
US$445 per ounce of gold
US$676 per ounce, including invested capital
First quarter of 2013
US$1.00 = R$1.80
US$1.00 = R$1.90

Depreciation and amortization have been prorated over the Gurupi Project mine life.  The cumulative operating profit has been estimated at US$1.1 billion.  The after-tax cumulative profit estimate is US$985 million and the cumulative net cash flow estimate is US$640 million.

Mining Operations and Metallurgical Process

In accordance with the 2011 TechnoMine feasibility study, the mining method to be used in the Gurupi Project will be open pit. The saprolite zone will be mined by hydraulic excavator and the bedrock will require drilling and blasting. Haul roads and in-pit ramps are designed at 10% gradient and with a width of 22 meters, based on approximately three and half times the width of a Caterpillar 777 haul truck (approximately 6.1 meters).  This will provide sufficient width for two lanes of traffic and also allows space for a drainage ditch and safety berm.

The water management system deals with the drainage of the spring and rain water on the open pit, waste dump areas, process plant area, tailings basin area and on the Chega Tudo to Cipoeiro haul road.

Mining equipment selection was based on the use of diesel-powered, rigid-framed haul trucks, front-end loaders and excavators.

A mine schedule was developed for the three pits, one at Chega Tudo and two at Cipoeiro, based on an assumption of three eight hour shifts per day, seven days per week. The mine schedule was stated using a ten meter operational bench height and ore zones within each of the pits interpreted as being continuous.  This allows flexible sequencing of ore and waste as required for mill feed.  The ore and waste quantities in the schedule were reported separately for both the saprolite and bedrock material types.

Mining is planned to commence in the Cipoeiro region due to the higher-grade ore in those pits.  Chega Tudo mining is scheduled to be initiated during Year 8.  Mining will be gradually introduced at Chega Tudo to reduce the impact on the trucking requirements.

The host rock at Cipoeiro is Tonalite, while Dacite is the host rock at Chega Tudo.  Dacite will be processed starting in 2020.  The mineral processing route will consist of the following sequence of operations:

Concentration: 100% of the total mill feed (solids of tonalite and transition ore) and 100% of the total feed to the saprolite scrubbing and classification plant – no cyanide addition.

-	Crushing and screening, including HPGR as tertiary crusher;
-	Grinding, cycloning, and thickening;
-	Flotation and continuous discharge gravity concentration of the flotation rejects;
-	Rejects cycloning and thickening plant fed by the gravity circuit rejects (about 82% of the total mill feed - solids);
-	Regrinding, cycloning and thickening of the flotation concentrate;
-	Saprolite scrubbing and classification plant.

CIP Plant: 18% of the total mill feed (solids) and 100% saprolite mill feed (solids) – cyanide addition.

-
Hydrometallurgy - via a conventional leaching and ADR CIP process of the reground/thickened flotation concentrate and saprolite ore feed.  Recovery will be performed by an EW circuit, after elution (desorption; stripping) of the CIP loaded carbon;

-	Cyanide destruction plant for the CIP tailings pulp.

The adopted overall metallurgical recovery (flotation/gravity separation/leaching/ADR) is 85.6%.  The metallurgical recovery was adopted based on testwork carried out by SGS Lakefield, Canada and Knelson Research & Technology Centre – Langley, BC, Canada.

Taxes

Income taxes are 24% of taxable profit, including a 15% corporate tax rate and a 9% social contribution. In addition to direct operating costs, royalty payments and depreciation are deductible in determining taxable profit.

RISK FACTORS

I.           Risks Related to the CCAA Proceedings

Adverse publicity related to the CCAA Proceedings may affect the Company’s business.

Following the implementation of the CCAA Plan, there can be no assurance that negative publicity or uncertainty regarding the perceived financial condition of our business may not adversely affect our business, results from operations, relationships with suppliers and access to trade credit, which could adversely affect the Company’s working capital position.  The Company may not be successful in obtaining alternative suppliers if the need arises and this would adversely affect the Company’s results from operations and our ability to conduct our business.

Even after the successful implementation of the CCAA Plan, we continue to face risks.

The CCAA Plan is designed to reduce the amount of our indebtedness and cash interest expense and improve our liquidity as well as our financial and operational flexibility in order to generate long-term growth. After the CCAA Plan is implemented, we will continue to face a number of risks, including certain risks that are beyond our control, such as the price of gold, changes in economic conditions, changes in our industry and regulatory changes. As a result of these risks and others, there is no guarantee that the CCAA Plan will achieve our stated goals (see “Risk Factors — Risks Relating to the Gold Industry” and “Risk Factors — Risks Relating to Jaguar’s Business”).

The Company believes that the consummation of the CCAA Plan will enhance the Company’s liquidity and provide it with improved financial and operating flexibility. Such belief is based on certain assumptions, including, without limitation, that the Company’s relationships with suppliers, customers and competitors will not be materially adversely affected and that they will be stable or will improve following the implementation of the CCAA Plan, that general economic conditions and the markets for the Company’s products or for the products of its partners will remain stable or improve, as well as the Company’s continued ability to manage costs. Should any of those assumptions prove false, the financial position of the Company may be materially adversely affected and the Company may not be able to pay its debts as they become due.

II.           Risks Relating to the Gold Industry

Gold prices are volatile and there can be no assurance that a profitable market for gold will exist.

Gold prices are volatile and subject to changes resulting from a variety of factors including international economic and political trends, expectations of inflation, global and regional supply and demand and consumption patterns, stock levels maintained by producers and others, currency exchange fluctuations, inflation rates, interest rates, hedging activities and increased production due to improved mining and production methods.  While the price of gold has recently been strong, there can be no assurance that gold prices will remain at such levels or be such that Jaguar’s properties can be mined at a profit.

Mining is inherently risky and subject to conditions and events beyond Jaguar’s control.

Mining involves various types of risks and hazards, including:

•	environmental hazards;
•	unusual or unexpected geological operating conditions, such as rock bursts, structural cave-ins or slides;
•	flooding, earthquakes and fires;
•	labor disruptions;
•	industrial accidents;
•	unexpected mining dilution such as occurred at Turmalina in 2010;
•	metallurgical and other processing problems; and
•	metal losses and periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Jaguar may not be able to obtain insurance to cover these risks at affordable premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to Jaguar or to other companies within the mining industry. Jaguar may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Calculation of Mineral Reserves and Mineral Resources and metal recovery is only an estimate, and there can be no assurance about the quantity and grade of minerals until mineral resources are actually mined.

The calculation of mineral reserves, mineral resources and corresponding grades being mined or dedicated to future production are imprecise and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be unpredictable. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral reserves or mineral resources and grades must be considered as estimates only. Any material change in mineral reserves, mineral resources, grade or stripping ratio at Jaguar’s properties may affect the economic viability of Jaguar’s properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The mineral reserve estimates contained in this Annual Information Form are based upon estimates or reports published by Jaguar’s personnel and independent geologists, who use assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate depends on the quantity and quality of available data and on the assumptions made and judgments used in interpreting geological data. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources and metal recovery, many of which are beyond Jaguar’s control, and as a result, no assurance can be given as to the accuracy of such estimates or reports. Extended declines in the market price for gold may render portions of Jaguar’s mineralization uneconomic and result in reduced reported mineral reserves. A material reduction in Jaguar’s estimates of mineral reserves, or of Jaguar’s ability to extract this mineralization, could have a material adverse effect on Jaguar’s financial condition and results of operations.

II.           Risks Relating to Jaguar’s Business

Jaguar’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.

The proposed programs on the exploration properties in which Jaguar holds an interest are exploratory in nature and such properties do not host known bodies of commercial ore. Development of these mineral properties is contingent upon, among other things, obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses related to locating and establishing mineral reserves, developing metallurgical processes and constructing mining and processing facilities at a particular site. It also involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. Few properties which are explored are ultimately developed into producing mines, and there is no assurance that commercial quantities of ore will be discovered on any of Jaguar’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production, or if brought into production, that it will be profitable. The discovery of mineral deposits is dependent upon a number of factors including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon, among a number of other factors, its size, grade and proximity to infrastructure, current metal prices, and government regulations, including regulations relating to required permits, royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but any one of these factors or the combination of any of these factors may prevent Jaguar from receiving an adequate return on invested capital. In addition, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Some ore reserves may become unprofitable to develop if there are unfavorable long-term market price fluctuations in gold, or if there are significant increases in operating or capital costs. Most of the above factors are beyond Jaguar’s control, and it is difficult to ensure that the exploration or development programs proposed by Jaguar will result in a profitable commercial mining operation.

The results of Jaguar’s Gurupi feasibility study remain subject to many risks relating both to that project and mining operations generally.

Jaguar’s decision to develop a mineral property is typically based on the results of a feasibility study. Jaguar has completed feasibility study work which outlines Mineral Reserves for the Gurupi Project in accordance with NI 43-101.  Feasibility studies estimate the anticipated project economic returns. These estimates are based on assumptions regarding, among other things:

•	future gold prices;
•	future foreign currency exchange rates;
•	anticipated tonnages, grades and metallurgical characteristics of ore to be mined and processed;
•	anticipated recovery rates of gold extracted from the ore; and
•	anticipated capital expenditure and cash operating costs.

Actual cash operating costs, production and economic returns may differ significantly from those estimated by such studies. Operating costs and capital expenditure are driven to a significant extent by the costs of the commodity inputs, including the cost of fuel and chemical reagents consumed in mining activities. In addition, there are a number of uncertainties inherent in the development and construction of any new mine, including the timing and cost of the construction of mining and processing facilities (which can be considerable), the availability and cost of skilled labor, power, water and transportation facilities, and the availability and cost of appropriate smelting and refining arrangements, the ability to obtain necessary environmental and other governmental permits and the time to obtain such permits, and the availability of funds to finance construction and development activities.

These estimates used in Jaguar’s feasibility studies depend upon the data available and the assumptions made at the time the relevant estimate is made. Ore reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous ore reserve estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves resulting in revisions to previous ore reserve estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs.

Fluctuations in currency exchange rates may adversely affect Jaguar’s financial position and results of operations.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than U.S. dollars, may significantly impact Jaguar’s financial position and results of operations.  Jaguar generally sells its gold based on a U.S. dollar price, but a major portion of Jaguar’s operating expenses are incurred in non-U.S. dollar currencies. In addition, the appreciation of the Brazilian Real against the U.S. dollar has and could further increase the dollar costs of gold production at Jaguar’s mining operations in Brazil, which could materially and adversely affect Jaguar’s earnings and financial condition.

Competition for new mining properties may prevent Jaguar from acquiring interests in additional properties or mining operations.

The gold mining industry is intensely competitive. Significant and increasing competition exists for gold and other mineral acquisition opportunities throughout the world. Some of the competitors are large, more established mining companies with substantial capabilities and greater financial resources, operational experience and technical capabilities than Jaguar. As a result of this competition, Jaguar may be unable to acquire rights to additional attractive mining properties on terms it considers acceptable. Increased competition could adversely affect Jaguar’s ability to attract necessary capital funding or acquire an interest in additional operations that would yield mineral reserves or result in commercial mining operations.

Jaguar relies on its management and key personnel, and there is no assurance that such persons will remain at Jaguar, or that it will be able to recruit skilled individuals.

Jaguar relies heavily on its management. Jaguar does not maintain “key man” insurance. Recruiting and retaining qualified personnel is critical to Jaguar’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for the services of such persons is intense.  In addition, as Jaguar’s business activity grows, it may require additional key financial, administrative, technical and mining personnel. The failure to attract and/or retain such personnel to manage growth effectively could have a material adverse effect on Jaguar’s business, prospects, financial condition and results of operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those estimated by Jaguar and there can be no assurance that any future development activities will result in profitable mining operations.

Capital and operating costs, production and economic returns, and other estimates contained in the feasibility studies for Jaguar’s projects may differ significantly from those anticipated by Jaguar’s current studies and estimates, and there can be no assurance that Jaguar’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of Jaguar’s mineral properties as set forth in the applicable feasibility studies.

Increases in energy costs or the interruption of Jaguar’s energy supply may adversely affect Jaguar’s results of operations.

Jaguar’s operations are energy intensive and rely upon third parties for the supply of the energy resources consumed in its operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. In addition, in recent years, the price of oil has risen dramatically due to a variety of factors. Disruptions in supply or increases in costs of energy resources could have a material adverse impact on Jaguar’s financial condition and the results of operations.

There can be no assurance that the interests held by Jaguar in its properties are free from defects.

Jaguar’s properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Title insurance is generally not available for mineral properties, and Jaguar’s ability to ensure that it has obtained a secure claim to individual mining properties or mining concessions may be severely constrained. Jaguar has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in Jaguar being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. No assurance can be given that Jaguar’s rights will not be revoked or significantly altered to its detriment. There can also be no assurance that its rights will not be challenged or impugned by third parties.

Jaguar is exposed to risks of changing political stability and government regulation in the country in which it operates.

Jaguar holds mineral interests in Brazil that may be affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Brazil. Any changes in regulations or shifts in political conditions are beyond Jaguar’s control and may adversely affect its business. Jaguar’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Jaguar’s operations may also be adversely affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

Jaguar is subject to significant governmental regulations.

Jaguar’s mining and exploration activities are subject to extensive local laws and regulations. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, who may require operations to cease or be curtailed, or corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of such requirements, could have a material adverse impact on Jaguar and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Jaguar’s operations are subject to numerous governmental permits, which are difficult to obtain, and it may not be able to obtain or renew all of the permits it requires, or such permits may not be timely obtained or renewed.

Government approvals and permits are sometimes required in connection with Jaguar’s operations. Although Jaguar believes it has all of the material approvals and permits to carry on its operations, Jaguar may require additional approvals or permits or may be required to renew existing approvals or permits from time to time. Obtaining or renewing approvals or permits can be a complex and time-consuming process. There can be no assurance that Jaguar will be able to obtain or renew the necessary approvals and permits on acceptable terms, in a timely manner, or at all. To the extent such approvals are required and not obtained, Jaguar may be delayed or prohibited from proceeding with planned exploration, development or mining of mineral properties.

Under current regulations, all exploration activities that the Company undertakes through its subsidiaries must be carried out on valid exploration licenses or prospecting permits issued by the DNPM, a department of the Brazilian federal government. The DNPM is responsible for the administration of all mining and exploration licenses, and prospecting permits. According to local regulations, the Company must submit a final exploration report before the expiry date of any license or permit, which is usually three years from the date of grant. However, Brazilian mining laws and regulations are currently undergoing a major restructuring, and draft legislation to this effect has been submitted to the federal legislature for review and approval. The effects of this restructuring will, if adopted, be far-reaching in the ways that mining rights can be acquired and maintained in the country.

Current proposals include an auction process for new licenses, minimum expenditures designed to eliminate the “warehousing” of mining permits and licenses as well as new fee schedules. They also provide for land owner participation where applicable. It is the Company’s understanding, based on consultations with local counsel, that licenses currently held in good standing will be grandfathered and not subject to certain requirements of the proposed new regime. Production from the Company’s mines results in a 1% royalty fee payment to the Brazilian government (the “CFEM”), on the value of the ore produced, in the amount of US$1.1 million for the financial year ended December 31, 2014. However, and as mentioned above, the Brazilian government is currently considering the adoption of new mining legislation which would include increases in the CFEM royalties.

Environmental permits are granted for one to two year periods and all local agencies have the right to monitor and evaluate compliance with the issued permits even though such monitoring tends to be minimal in scope and nature. Any changes to the exploration activities that result in a greater environmental impact require approval.

The work the Company carries out on its exploration licenses is largely restricted to drilling and ancillary activities associated with the drilling programs (i.e., low impact road construction, drilling stations). As such, the reclamation costs in respect of drilling activities are not material to the Company and are factored into the budget for exploration programs.

Jaguar is subject to substantial environmental laws and regulations that may increase its costs and restrict its operations.

All phases of Jaguar’s operations are subject to environmental regulations in the jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste and hazardous substances, protection of natural resources and reclamation of lands disturbed by mining operations. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays and may cause material changes or delays in, or the cancellation of, Jaguar’s intended activities. There can be no assurance that future changes in environmental regulation, if any, will not be materially adverse to Jaguar’s operations.

The properties in which Jaguar holds interests may contain environmental hazards, which are presently unknown to it and which have been caused by previous or existing owners or operators of the properties. If Jaguar’s properties do contain such hazards, this could lead to Jaguar being unable to use the properties or may cause Jaguar to incur costs to clean up such hazards. In addition, Jaguar could become subject to litigation should such hazards result in injury to any persons.

Land reclamation requirements for Jaguar’s mining and exploration properties may be burdensome.

Land reclamation requirements are generally imposed on companies engaged in mining operations and mineral exploration activities in order to minimize long-term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on Jaguar in connection with its mining and exploration activities, Jaguar must allocate financial resources that might otherwise be spent on further exploration and development programs. If Jaguar is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Jaguar may need additional capital to accomplish its exploration and development plans or to cover its expenses, and there can be no assurance that financing will be available on terms acceptable to Jaguar, or at all.

Depending on gold prices and Jaguar’s ability to achieve its plans and generate sufficient operating cash flow from its existing operations, Jaguar may require substantial additional financing to accomplish its exploration and development plans as outlined or to fund any non-operating expenses that may arise or become due such as interest, tax (in Canada or Brazil) or other expenses. Failure to obtain sufficient financing, or financing on terms acceptable to Jaguar, may result in a delay or indefinite postponement of exploration, development or production on any or all of Jaguar’s properties or even a loss of an interest in a property, or even a loss of an interest in a property, or an inability to pay any of Jaguar’s non-operating expenses which could also lead to late fees or penalties, depending on the nature of the expense. The only source of funds now available to Jaguar is through production at Turmalina, Paciência and Caeté, the sale of debt or equity capital, properties, royalty interests or the entering into of joint ventures or other strategic alliances in which the funding sources could become entitled to an interest in Jaguar’s properties or projects. Additional financing may not be available when needed, especially in light of the current slowdown in lending resulting from global financial conditions. If funding is available, the terms of such financing might not be favourable to Jaguar and might involve substantial dilution to existing shareholders. If financing involves the issuance of debt, the terms of the agreement governing such debt could impose restrictions on Jaguar’s operation of its business. Failure to raise capital when needed could have a material adverse effect on Jaguar’s business, financial condition and results of operations.

Jaguar is exposed to risks of labor disruptions and changing labor and employment regulations.

Employees of Jaguar’s principal projects are unionized, and the collective bargaining agreements between Jaguar and the unions which represent these employees must be renegotiated on an annual basis. Although Jaguar believes it has good relations with its employees and with their unions, production at Jaguar’s mining operations is dependent upon the continuous efforts of Jaguar’s employees. In addition, relations between Jaguar and its employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in whose jurisdictions Jaguar carries on business. Labor disruptions or any changes in labor or employment legislation or in the relationship between Jaguar and its employees may have a material adverse effect on Jaguar’s business, results of operations and financial condition.

Substantially all of Jaguar’s assets are held by foreign subsidiaries that are subject to the laws of the Republic of Brazil.

Jaguar conducts operations through its wholly-owned foreign subsidiaries, MSOL, MTL and MCT and substantially all of Jaguar’s assets are held through such entities. Accordingly, any governmental limitation on the transfer of cash or other assets between Jaguar, MSOL, MTL and MCT could restrict Jaguar’s ability to fund its operations efficiently. Any such limitations or the perception that such limitations may exist now or in the future could have an adverse impact on Jaguar’s prospects, financial condition and results of operations.

Jaguar may be subject to litigation.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may become involved in legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company´s financial position or results of operations.

Investors may not be able to enforce civil liabilities in the United States.

Jaguar is incorporated under the laws of the Province of Ontario, Canada. Some of its directors and officers are residents of Canada. Also, almost all of Jaguar’s assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against Jaguar or these persons which are obtained in a United States court and that are predicated upon civil liabilities under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Jaguar has no record of paying dividends.

Jaguar has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including operating results, financial condition, capital requirements, business opportunities and restrictions contained in any financing agreements.

Global financial conditions may negatively impact its operations and share pricing.

Current global financial conditions have been characterized by increased volatility (particularly the markets for commodities, including gold) and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by several factors including efforts by financial institutions to de-lever their balance sheets in the face of current economic conditions. These factors may impact the ability of Jaguar to obtain equity or debt financing in the future on terms favorable to Jaguar. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. For example, as a result of uncertainty in the global financial condition in general and the retraction of gold prices and corresponding decrease in equity values in the gold sector, on November 6, 2008, Jaguar announced that the Caeté Project had been delayed until market conditions improve. While Jaguar was able to complete an equity offering to raise the capital needed to restart development at Caeté, if it had to idle any of its producing properties or delay development of any project, there is no assurance that it would be able to restart production or development without undue delay, if at all. If such increased levels of volatility and market turmoil continue, Jaguar’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

The trading price for Jaguar’s common shares is volatile and has been, and may continue to be, greatly affected by the ongoing market volatility.

Securities of mineral exploration and early stage base metal production companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Jaguar’s common share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Jaguar’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning Jaguar’s business may be limited if investment banks with research capabilities do not continue to follow Jaguar’s securities; the lessening in trading volume and general market interest in Jaguar’s securities may affect an investor’s ability to trade significant numbers of Jaguar’s common shares; and the size of Jaguar’s public float may limit the ability of some institutions to invest in Jaguar’s securities. As a result of any of these factors, the market price of Jaguar’s common shares at any given point in time may not accurately reflect Jaguar’s long-term value. See also “Risk Factors - Risks Related to the CCAA Proceedings - Jaguar’s common shares may not obtain a listing on the TSX-V (or another exchange) before it is delisted from the TSX”.

DIVIDENDS

Jaguar has not paid any dividends and does not intend to pay dividends in the foreseeable future.  Any future payment of dividends will be dependent upon the financial requirements of Jaguar to fund future projects, the financial condition of Jaguar and other factors that the Board, in its discretion, may consider appropriate under the circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

Jaguar is authorized to issue an unlimited number of common shares of which there were 111,111,038 issued and outstanding as of December 31, 2014. Holders of Jaguar’s common shares are entitled to receive notice of any meetings of shareholders, to attend and to cast one vote per common share at all such meetings.  Holders of Jaguar’s common shares do not have cumulative voting rights with respect to the election of directors, and holders of a majority of Jaguar’s common shares entitled to vote in any election of directors may therefore elect all directors standing for election.  Holders of Jaguar’s common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of Jaguar are entitled to receive on a pro-rata basis the net assets of Jaguar after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.  Jaguar’s common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

MARKET FOR SECURITIES

As of December 31, 2014, Jaguar’s common shares were listed on the TSX-V under the symbol “JAG”. Prior to that Jaguar’s common shares were listed on the TSX, however, trading in the common shares of the Company was suspended between December 23, 2013 until April 30, 2014. Trading on the TSX-V commenced on May 1, 2014. See “General Development of the Business – Recent History – New York Stock Exchange and Toronto Stock Exchange Delisting”.

With respect to each of TSX, the following table set forth information relating to the trading of Jaguar’s common shares for the periods indicated.  The trading prices and volume data for the TSX-V was obtained from infoventuretsx.com.

TSX-V Common Shares Trading

	High	Low	Volume
May, 2014	0.53	0.95	978,081
June, 2014	0.71	0.95	542,821
July, 2014	0.78	0.95	159,920
August, 2014	0.64	0.81	344,219
September, 2014	0.54	0.63	372,329
October, 2014	0.53	0.77	1,134,094
November, 2014	0.51	0.75	94,727
December, 2014	0.31	0.59	389,285

PRIOR SALES

The Company has not issued any common shares or securities convertible into common shares during the year ended December 31, 2014 other than:

•	the Share Offerring, please see “General Development of the Business – Recent History – CCAA Proceeding”.
•	1,600,566 deferred share units (“DSU’s”) pursuant to the DSU Plan as an inducement to executives of the Company.
•	2,679,735 common share options granted under Jaguar’s stock option plan, each with an exercise price of US$1.35 and expiry dates ranging from 2016 to 2022.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following is a list of the directors and executive officers of Jaguar (collectively, the “Directors and Officers”), and information regarding each individual including municipality of home address, position with Jaguar, date of appointment to the position with Jaguar and their principal occupation during the past five years.  As of December 31, 2014, the directors of Jaguar were George Bee, Richard D. Falconer, Luis Ricardo Miraglia, Edward V. Reeser, Jared Hardner, Stephen Hope and Robert Chadwick.  All directors hold office until the next annual meeting of shareholders or until their successors are elected or until their earlier death, resignation or removal.

Name & Municipality of Residence	Position and Date of Appointment (Resignation)	Principal Occupation (past five years)
George Bee Ontario, Canada	Director June 10, 2013 Chief Executive Officer April 22, 2014	Chief Executive Officer of Jaguar Mining Inc. from April 22, 2014 Independent Director. President and Chief Executive Officer of Andina Minerals Inc. from January 2009 to January 2013.
Richard D. Falconer Ontario, Canada	Director May 22, 2012 Chairman June 29, 2012	Vice Chairman and Managing Director of CIBC World Markets Inc. from the early 1990’s until his retirement in 2011.
Luis Ricardo Miraglia Minas Gerais, Brazil	Director September 27, 2012	Partner of Azevedo Sette Advogados, a Brazilian law firm, since 2004.
Edward V. Reeser Ontario, Canada	Director June 10, 2013	Owner and President of Celco Inc. since 2001.
Stephen Hope	Director April 22, 2014	Portfolio Manager at Outrider Management, LLC, since January 2004
Jared Hardner	Director May 12, 2014	Managing Partner at Hardner & Gullison Associates, LLC
Robert Chadwick	Director April 22, 2014	Partner and a member of the Executive Committee at Goodmans LLP
Derrick Weyrauch Ontario, Canada	Director June 10, 2013 to April 22, 2014 Chief Financial Officer April 22, 2014

Chief Financial Officer of Jaguar Mining Inc. since April 22, 2014.

Chief Financial Officer of Temex Resources Corp. January 2014 to June 2014

President of Weyrauch and Associates Inc. since May 2010.

Chief Financial Officer of Andina Minerals Inc. from November 2010 to January 2013.

Chief Financial Officer of Malbex Resources Inc. from October 2009 until February, 2011.

Director of Finance and Treasury, Corporate Controller and Consultant for Gabriel Resources Ltd. from May 2007 to November 2009.

As at the date of this Annual Information Form, the Directors and Officers, as a group, beneficially own, directly or indirectly, or exercise control or discretion over an aggregate of 39,648,826 common shares of Jaguar, representing 35.68% of the outstanding common shares of the Company.

Jaguar’s Governance, Compensation and Nominating Committee considers employment, consulting or other compensation arrangements between Jaguar and its employees and reviews and advises the Board with respect to corporate governance and compliance issues.  As of December 31, 2014, the members of the Governance, Compensation and Nominating Committee were Messrs. Hope, Miraglia and Reeser.

Jaguar’s Safety, Environmental, Technical and Reserves Committee reviews and advises the Board with respect to responsibilities relating to various safety, technical, human resources and environmental issues of Jaguar.  As of December 31, 2014, the members of the Safety, Environmental, Technical and Reserves Committee reviews were Messrs. Faconer, Hardner and Reeser.

As of December 31, 2014, the members of SC3 were Messrs. Reeser (chair), Miraglia, Chadwick and Hope. See “General Development of the Business – Recent History – Recent Developments”.

For information on Jaguar’s Audit and Risk Committee, see the section below entitled “Audit Committee”

Corporate Cease Trade Orders or Bankruptcies

Except as stated below, no director or executive officer of Jaguar, or shareholder holding a sufficient number of securities of Jaguar to affect materially the control of Jaguar, is, as at the date of this Annual Information Form, or has been within ten (10) years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity:

i.
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days except as set forth in the second and third to last paragraphs of this section;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Further, except as noted below, no director, executive officer, promoter or other member of management of Jaguar has within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Except for Mr. Hardner and Mr. Hope, each of the Directors and Officers listed above was a director or officer respectively, when Jaguar commenced the CCAA Proceedings. See “General Development of the Business – Recent History – CCAA Proceeding”.

Audit and Risk Committee and Audit Fees

For the year ended December 31, 2014, the members of the Audit and Risk Committee were Messrs. Reeser (chair), Falconer and Hope. Based on the definition of "independence" in National Instrument 52-110 – Audit Committees, Mr. Hope is not considered to be independent as he is a principal of Outrider Management, LLC. On April 22, 2014, a fund managed by Outrider Management, LLC acquired ownership of 36,045,291 Shares pursuant to the CCAA Plan representing approximately 32.4% of the total number of Shares outstanding following the implementation of the CCAA Plan. All three members are financially literate within the meaning of National Instrument 52-110. The relevant education and experience of each Audit and Risk Committee member is as follows:

Edward V. Reeser is the owner and President of Celco Inc. (Food Service Equipment), one of Canada's major commercial food service equipment importers and distributors. Mr. Reeser has been a director and member of the Finance and Audit Committee of Bridgepoint Health since September 2011. Mr. Reeser has over 15 years’ experience as a senior financial officer of TSX-listed companies in the metallurgical, aviation and energy utility industries. Mr. Reeser holds a Master of Business Administration degree (finance concentration) from York University, a Bachelor of Arts from York University and an ICD.D designation from the Institute of Corporate Directors.

Richard D. Falconer retired from CIBC after 40 years with the bank. At the time of retirement, Mr. Falconer was Vice Chairman and Managing Director, CIBC World Markets Inc. He is a Chartered Financial Analyst and holds a Master of Business Administration degree, York University, and Honours B.A., University of Toronto.

Stephen Hope has worked in fixed-income investment management for over fifteen years. Prior to forming Outrider Management ("Outrider") in January 2004, he was a portfolio manager with Dalton Investments LLC where he managed a fund with a substantially similar investment strategy to that of Outrider. Prior to joining Dalton, he managed an emerging markets debt fund focused on distressed debt for two years at San Francisco Sentry Investment Group. Prior to San Francisco Sentry, he worked at Bracebridge Capital as an analyst and trader for their Asian operations. From 1995 to 1997, Stephen was a currency and bond trader for the Asian and Dollar Bloc markets for Eaton Vance Management. Stephen began his career at the First National Bank of Maryland as a corporate credit analyst and trader. Stephen Hope holds a Bachelor of Arts in Economics from Princeton University.

Audit Fees

During the fiscal years ended December 31, 2014 and December 31, 2013, KPMG LLP, Chartered Professional Accountants (“KPMG”), charged Jaguar a total of $667,500 and $706,400 respectively, for audit services.

Audit-Related Fees

During the fiscal years ended December 31, 2014 and December 31, 2013, KPMG charged $nil and $25,000 respectively, for assurance and related services that are reasonably related to the performance of audit-related services but are not reported above in “Audit Fees”.

Tax Fees

During the fiscal years ended December 31, 2014 and December 31, 2013, KPMG billed $28,900 and $76,000 respectively, for tax compliance, tax advice and tax planning services.

All Other Fees

In each of the fiscal years ended December 31, 2014 and December 31, 2013, KPMG billed $nil and $nil respectively, for services other than those reported under “Audit Fees”, “Audit-Related Fees”, and “Tax Fees”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the management of Jaguar, none of the directors, executive officers or principal shareholders of Jaguar and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect Jaguar or any of its subsidiaries, except for:

•
consulting expenses paid to Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a director of Jaguar. Fees paid to Hermann amount to US$83,000 for the year ended December 31, 2014 (US$397,000 were paid to Hermann for the year ended December 31, 2013); and

•
legal fees paid to Azevedo Sette Advogados (“ASA”), a company whose partner is Luis Miraglia, a director of Jaguar.  Fees paid to ASA amount to US$51,000 for year ended December 31, 2014 (US$149,000 were paid to ASA for the year ended December 31, 2013);

•
legal fees paid to Goodmans LLP (“Goodmans”), a law firm where Robert Chadwick, a director of Jaguar is a partner.  Fees paid to Goodmans are recorded at the exchange amount – being the amount agreed to by the parties and included in restructuring fees in the statements of operations and comprehensive loss  – and amount to $113,000 since April 22, 2014  (date when Chadwick became a director) until December 31, 2014 (2013 - $nil).

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Jaguar’s common shares is Computershare Investor Services Inc., Toronto, Ontario.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contracts that Jaguar has entered into the most recently completed financial year, or prior thereto and are still in effect, are as follows:

The Support Agreement

See “General Development of the Business – Overview of Business”.

The Backstop Agreement

See “General Development of the Business – Overview of Business”.

The CCAA Plan

See “General Development of the Business – Recent History – CCAA Proceedings”.

The Amendment to the Renvest Credit Facility

See “General Development of the Business – Recent History – Renvest Credit Facility”.

INTERESTS OF EXPERTS

KPMG LLP, Chartered Professional Accountants are Jaguar’s auditors, and have advised the Company that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the professional bodies in Canada and any applicable legislation or regulations.

•
Turmalina - “Technical Report on the Turmalina Mine, Minas Gerais State, Brazil”, filed on Sedar on April 7, 2015 (with an effective date of March 27, 2015), (the “Turmalina Technical Report”). The Turmalina Technical Report was prepared by Jason Cox, P. Eng. and Reno Pressacco, P. Geo, both from Roscoe Postle Associates Inc., each of whom is a “qualified person” as that term is defined in NI 43-101.

•
Caeté - “Caeté Gold Project Feasibility Study Amended Due to Enhancement of the Process Route and Mineral Resources and Mineral Reserves Increase for the Gold Mineral Properties Pilar and Roça Grande located in the Municipalities of Santa Bárbara and Caeté, Respectively, State of Minas Gerais, Brazil” dated October 29, 2010 (the “Caeté Feasibility Study”) and prepared by TechnoMine for Jaguar by TechnoMine under the guidance of its Principal Ivan C. Machado, M.Sc., P.E., P.Eng.  Mr. Machado was a Qualified Person as such term is defined in NI 43-101.  Mr. Machado passed away on December 20, 2011.  Mr. Wilson Miola has approved the written disclosure of the above mentioned technical report in this Annual Information Form. Mr. Marcos Dias Alvim, Jaguar’s Project Development Manager, has approved the reconciliation of Mineral Reserves and Mineral Resources referred to in this Annual Information Form for Caeté Mining Complex and further updates since April 2013. Mr. Alvim is a Qualified Person as such term is defined in NI-43-101.

•
Caeté - “Multi-Target Mineral Resource Estimates – Paciência and Caeté Mining Complex Areas Technical Report for the Gold Mineral Properties Belonging to the Paciência Mining Complex: Bif Norte, Bocaina, Ouro Fino, Palmital and Quati; and Caeté Mining Complex: Serra Paraíso, Boa Vista, Camará I, Camará II and Fernandes located in the municipalities of Itabirito and Caeté, respectively in Minas Gerais, Brazil” (the “Caeté 2011 Technical Report”) dated June 15, 2011 and prepared by TechnoMine for Jaguar by TechnoMine under the guidance of its Principal Ivan C. Machado, M.Sc., P.E., P.Eng.  Mr. Machado was a Qualified Person as such term is defined in NI 43-101.  Mr. Machado passed away on December 20, 2011.  Mr. Wilson Miola has approved the written disclosure of the above mentioned technical report in this Annual Information Form.

•
Gurupi Project - “Gurupi Gold Project Feasibility Study for the Gold Mineral Properties Cipoeiro and Chega Tudo located in the Municipalities of Centro Novo do Maranhão and Centro do Guilherme, State of Maranhão, Brazil” dated January 31, 2011 (the “Gurupi Feasibility Study”) and prepared by TechnoMine. Information on updated Measured and Indicated Resources dated July 30, 2012 for the Gurupi Project has been prepared by or under the supervision of Leah Mach who is a “qualified person” for the purposes of NI 43-101 and Leah Mach, from SRK Consulting has approved the disclosure of updated Measured and Indicated Resources dated July 30, 2012 contained in this AIF relating to the Gurupi Project. Mr. Wilson Miola has approved the written disclosure in regards to the Gurupi Project as well as the reconciliation of Mineral Reserves and Mineral Resources referred to in this Annual Information Form for the Gurupi Project. Mr. Miola is a Qualified Person as such term is defined in NI-43-101.

Leah Mach, Jason Cox and Reno Pressacco do not own, directly or indirectly, any securities of Jaguar or have any direct or indirect interest in any property of Jaguar or of any associate or affiliate of Jaguar.  Mr. Alvim and Mr. Miola do not own securities of Jaguar; neither of them has any direct or indirect interest in any property of Jaguar or any associate or affiliate of Jaguar.

ADDITIONAL INFORMATION

Additional information relating to Jaguar may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Jaguar’s securities, and securities authorized for issuance under equity compensation plans is contained in Jaguar’s information circular for its most recent annual meeting of shareholders.  Additional financial information is provided in Jaguar’s audited consolidated financial statements and management’s discussion and analysis for its financial year ended December 31, 2014.

APPENDIX A

JAGUAR MINING INC.

CHARTER OF THE AUDIT AND RISK COMMITTEE

A.           History of the Charter

Adopted by the Board:                                                      May 12, 2005

Amended by the Board                                                      July 16, 2007 and March 20, 2013

B.           Purpose of the Committee

The Audit and Risk Committee (the “Audit Committee” or “Committee”) is appointed by the Board of Directors (the “Board”) of Jaguar Mining Inc. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company, including the preparation of any report required by the United States Securities and Exchange Commission to be included in the Company's Annual Report on Form 20-F, Form 40-F or other applicable form.

The primary purpose of the Committee is to assist Board oversight of: (i) the integrity of the Company's financial statements, (ii) the qualifications and independence of the Company's external auditor (the “Independent Auditor”) and the Internal Auditor (iii) the performances of both the Company's internal audit function and the Independent Auditor.

C.           Duties

The Committee’s primary duties and responsibilities are to serve as an independent and objective committee of the Company’s Board, with responsibility for the completion of the general tasks set out in this section and the specific tasks set out in Section F.  In addition, the Committee may report to the Board with such recommendations and other matters as the Committee may deem appropriate so that the Board is informed of the Committee's activities.

1.	Conduct such reviews and discussions with management and the independent auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

2.	Assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

3.
Review the quarterly and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results prior to their being filed with the appropriate regulatory authorities and report thereon to the Board;

4.
Select the Company’s outside auditors and monitor the independence and performance of the Company’s outside auditors (the “Independent Auditors”) and internal auditors, including attending private meetings with both and reviewing and approving all renewals or dismissals and the remuneration of both;

5.	Set clear policies regarding the hiring of employees or former employees (including partners) of the present and former Independent Auditors by the Company;

6.	Monitor the quality and integrity of the Company’s financial statements and other financial information; and

7.	Provide oversight to related party transactions entered into by the Company.

D.           General Authority

1.
The Committee shall have the resources and authority it deems necessary and appropriate to discharge its responsibilities, at the Company’s expense, including authority to select and retain legal or other consultants or experts, to approve the fees and other retention terms related to the appointment of such consultants or experts, and to terminate the services of any such consultants or experts with respect to compensation matters.

2.	The Committee shall have the power to call upon assistance from officers and employees of the Company and outside counsel and other advisers, including the Independent and Internal Auditors.

3.
The Committee, and each member of the Committee in his or her capacity as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by officers and employees of the Company, whom such member believes to be reliable and competent in the matters presented and on counsel or other persons as to matters which the member believes to be within the professional competence of such person.

4.	Except as limited by law, or applicable securities rules and regulations, the Committee may form and delegate authority to such individuals or subcommittees as it deems appropriate.

5.	The Committee has the authority to conduct any investigation appropriate to its responsibilities.

6.	The Committee shall be given access to the books and records of the Company.

7.	The Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions.

8.	The Committee shall have the power to adopt its own operating rules and procedures, without the consent of management.

9.	The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

E.           Composition and Meetings

I.           Composition of Committee

1.
The Committee shall be composed of three or more directors of the Company as shall be designated by the Board from time to time.  The Board shall appoint a member who shall serve as Chair of the Committee.

2.
Each member of the Committee shall be “independent” and “financially literate” (as such terms are defined in Multilateral Instrument 52-110 of the CSA) and meet any eligibility criteria mandated by applicable corporate or securities law, or the rules of any applicable stock exchange.

3.
Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time (which remuneration may include cash and/or shares or options or other in-kind consideration ordinarily available to directors).

II.           Committee Meetings

1.
The Committee shall meet at least once each quarter, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements.

2.	A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

3.
If and whenever a vacancy shall exist that is not filled by an appointment by the Board, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

4.
The time and place of the Committee meetings shall be determined from time to time by the Committee.  A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of teleconference or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

5.	The Chair will chair all meetings of the committee and set the agendas for committee meetings.

6.
The Committee shall keep minutes of its meetings which shall be submitted to the Board.  The Committee may, from time to time, appoint any person who need not be a member to act as a secretary at any meeting.

7.	The Committee may invite such officers, directors and employees of the Company and its subsidiaries or any other person as it may see fit to attend at meetings of the Committee.

8.
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose.  Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.  All decisions or recommendations of the Audit Committee shall require the approval of the Board prior to implementation by the Company, except for any recommendation or approval that is specifically delegated by the Board.

F.           Responsibilities

I.           Financial Accounting and Reporting and Internal Controls

1.
The Committee shall review the Company’s annual audited financial statements to satisfy itself that they are presented in accordance with applicable accounting principles and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  The Committee shall also review and approve the Company’s quarterly financial statements prior to their being filed with the appropriate regulatory authorities and report thereon to the Board.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so.  The Committee shall satisfy itself that the information contained in the annual audited and quarterly financial statements is not significantly erroneous, misleading or incomplete and that in respect of the annual audited financial statements the audit function has been effectively carried out.

2.
The Committee shall review management’s discussion and analysis and annual and quarterly financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their public disclosure or being filed with the appropriate regulatory authorities including, without limitation, any press releases announcing annual or quarterly earnings.

3.	The Committee shall review management’s internal control reports and the evaluation of such reports by the Independent Auditors, together with management’s responses.

4.
The Committee shall meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, as deemed appropriate.

5.
The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

6.
The Committee shall review, during an in camera meeting, the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses.

7.	The Committee shall provide oversight to related party transactions entered into by the Company.

8.
The Committee shall satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information derived or extracted from the Company's financial statements and periodically assess the adequacy of those procedures.

II.           Independent Auditors

1.
The Committee shall be directly responsible for the selection, appointment, renewal, dismissal, compensation and oversight of the Independent Auditors, and the Independent Auditors shall report directly to the Committee.

2.
The Committee shall directly monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and ensure the independence and objectivity of the Independent Auditors.  The Committee shall be directly responsible for resolving disagreements between management and the Independent Auditors.  The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

3.
The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditors to the Company or its subsidiaries.  This can be completed by a member selected by the Committee, provided the Committee receives a report at the next meeting and the Committee sets out policies and procedures.  The Committee shall not allow fees for non-audit services provided by the Independent Auditors to exceed fees for audit services without express approval of the Board.

4.	The Committee shall review the Independent Auditor’s audit plan, including scope, procedures and timing of the audit.

5.	The Committee shall review, during an in camera meeting, the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit.

6.
The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within applicable accounting standards that were discussed with management, their ramifications, and the Independent Auditors’ preferred treatment and material written communications between the Company and the Independent Auditors.

7.	The Committee shall review fees paid by the Company to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.

III.           Internal Auditors

1.
The Committee shall be directly responsible for the selection, appointment, renewal, dismissal, compensation and oversight of the Company’s Internal Auditors, and the Internal Audit Group will report directly to the Committee on all operational matters.

2.	The Committee will review annually the Internal Audit Charter and recommend any proposed changes to Management.

3.	The Committee shall review and approve the annual internal audit plan prepared by the company’s internal audit group, including scope, procedures and timing of activities.

4.	The Committee shall, at each Audit Committee Meeting, receive a report from the Company’s internal auditors based on the results of their internal audit activities.

5.
The Committee shall at each Audit Committee Meeting discuss, during an in camera meeting, the results of the internal audit activities with the Company’s internal auditors, including matters related to the undertaking of the internal audits. In addition the Committee should periodically review with the internal auditors any significant difficulties, disagreements with management, or scope restrictions encountered in the course of their work.

IV.           Whistleblower Policy

1.
The Committee shall oversee the following procedures for the receipt, retention and treatment of complaints, including confidential or anonymous employee complaints, with respect to accounting, internal accounting controls and auditing matters.

2.	The Company will promptly forward to the Committee any complaints that it has received regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

3.
Any employee of the Company or any of its subsidiaries may submit, on a confidential and anonymous basis if the employee so desires, any concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.  All such concerns will be set forth in writing and forwarded in a sealed envelope addressed to the attention of the chairman of the Audit Committee, c/o the Company’s United States general legal counsel at the address set forth at the Company’s website, in an envelope labeled with a legend such as: “To be opened by the Audit Committee only.  Submitted pursuant to the Jaguar Mining Inc. Whistleblower Policy.”  If an employee would like to discuss any matter with the Committee, the employee should indicate this in the submission and include a telephone number at which he or she can be reached, should the Committee deem such communication is appropriate.  Alternatively, concerns can be communicated by phone to EthicsPoint, an independent service partner, at 1-888-279-5268 for US and Canada, 0-800-891-1667 for Brazil or www.jaguarmining.com/s/corporategovernance/whistleblower.

4.	Following the receipt of any complaints submitted, the Committee will investigate each matter so reported and take such corrective and disciplinary actions, if any, as it considers appropriate.

5.
The Committee may enlist employees of the Company and/or outside legal, accounting or other advisors, as appropriate, to conduct any investigation of complaints regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.  In conducting any investigation, the Committee shall use reasonable efforts to protect the confidentiality and anonymity of the complainant.

6.
It is the policy of the Company that employees will not be discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against as a result of any complaint made hereunder in good faith.

7.	The Company shall make this policy available to all employees.

8.	The Committee will retain as a part of its records any such complaints or concerns for a period of at least seven (7) years.

G.           Review of Charter and Self Assessment

1.	The Committee should review and reassess every two years the adequacy of this Charter.

2.	The Committee shall review annually the Committee's own performance.

3.	The Committee should review every two years the Whistleblower Policy.

H.           Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.